What Counts

Equity Residential Properties Trust
ARS
P.E. 12/31/01

The Equity Residential Annual Report

2001

At Equity Residential, performance counts. In 2001, we earned a place on the S&P 500 Index, thanks to our size, quality, performance, creativity, and people. Together, they have helped make us the largest publicly traded owner, operator and developer of multifamily residential properties in the United States. Now, the challenge is to build our lead. We know what counts.

Year ended December 31 (in thousands, except per share data)

	2001	2000	1999
STATEMENT OF OPERATIONS DATA			
Total Revenues	$ 2,170,643	$ 2,030,340	$ 1,742,627
Funds from Operations (FFO)	786,719	726,172	619,603
FFO Per Share (Fully Diluted)	2.63	2.50	2.25
Dividends Declared Per Share	1.680	1.575	1.470
BALANCE SHEET DATA			
Total Assets	$ 12,235,625	$ 12,263,966	$ 11,715,689
Total Liabilities	6,185,853	6,031,801	5,753,776
Shareholders' Equity	5,413,950	5,619,547	5,504,934

REVENUE GROWTH

Amounts in Millions



$2,171
2,030
1,743
1,334
747
97
98
99
00
01

FFO GROWTH

Per Share – Fully Diluted



$2.63
2.50
2.25
2.03
1.82
97
98
99
00
01

DIVIDEND GROWTH

Per Share



$1.680
1.575
1.470
1.360
1.275
97
98
99
00
01

In 2001, just eight years after becoming a public company, Equity Residential was added to the S&P 500 Index of blue chip stocks. Including real estate operating companies in one of the most widely used investment benchmarks, is a sign of the role they now play in our economy. The fact that Equity Residential was the first apartment REIT to be named to the Index is a mark of our leadership.

NOI GROWTH

Cumulative Percentage Change from 1988
"Same Store" Basis

Compounded Annual Growth Rate (CAGR)


160%
140%
120%
100%
80%
60%
40%
20%
0%
NOI
CAGR: 7.9%
Rental
Income
CAGR: 4.7%
Operating
Expenses
CAGR: 1.4%
88
89
90
91
92
93
94
95
96
97
98
99
00
01

Size

Our leadership is based on the premise that in apartments, size counts. We went public in 1993 with the idea that securitizing real estate – creating stock that could be publicly traded – adhering to formal reporting requirements and inviting the scrutiny of industry analysts would bring new capital to the market and allow us to grow larger than any apartment company had grown before. We also believed that large was good. We recognized that size could bring unprecedented economies of scale as well as lower costs of capital and greater liquidity. We understood that building a presence across major national markets – a "mutual fund" approach to investing in property – would produce a more predictable stream of earnings and would help mitigate risk. We saw that we could offer more value to the people who chose to live at our properties and more opportunities to those who worked for us.

We were right. Over the last eight years, our net operating income has grown at a compound annual rate of 7.9% with little of the volatility experienced by many other companies during that time. Our total annual returns have surpassed the Dow Jones Industrials, the NASDAQ and the S&P 500, not only in 2001, but for the preceding three and five-year periods. An investment of $10,000 in Equity Residential in 1993 would be worth $38,000 today.

Our size and proven strategies count even more in the challenging times we are facing today. We felt the impact of the economic slowdown and the terrorist attacks of September 11th, which all but halted new lease signings for a number of weeks. Yet we still achieved our eighth consecutive year of record revenue growth. Total revenues for 2001 were $2.2 billion, 7% higher than they were in 2000. Funds from Operations (FFO), one of the most commonly used measures of a real estate company's performance, grew to $786.7 million, or $2.63 per share. Adjusted net income totaled $2.42.

Quality

Solid results, real brick-and-mortar assets, a 6% dividend yield and a conservative balance sheet all have helped make Equity Residential an attractive haven for investors searching for quality and safety. But at Equity, quality means never being satisfied. At 1.6% of revenues, our general and administrative expenses are consistently among the lowest in the industry, and we are continuing to work for even greater economies and efficiencies. Across our operations, employees are performing tasks such as painting and maintenance at a lower cost than outside suppliers. In California, where energy costs skyrocketed during the year, conservation specialists inspected and fitted all of our properties with more efficient lighting and other improvements, for an annual savings of more than $700,000. A new national lease form simplifies training and paperwork and helps to control legal expenses.

Along with controlling costs, we worked to maximize our revenues. Our organizational structure keeps the management of our properties close to our markets, which allows us to quickly respond to changing conditions. In San Francisco, hard hit by the collapse of dotcom companies, we began pricing some properties – and even individual apartments – daily, to better manage both occupancy and rental rates. Across the country, we intensified efforts to retain our current residents.

We also continued to strengthen our portfolio. Our acquisition activity slowed in 2001 due to a lack of attractive opportunities. Nevertheless, we continued to actively manage our portfolio, moving even more of our assets into high barrier-to-entry markets. We acquired close to $400 million in new assets and now derive more than 49% of our net operating income from higher barrier-to-entry markets, which offer more predictable income and stable cash flows. We also sold approximately $600 million in properties, following an intensive analysis of their performance during our annual review of every property in our portfolio. Our development operation built more than 2,500 units, to our high standards, in some of the most attractive markets in the country.

Creativity

Costs and asset quality count. So does creativity. Even as we have worked to achieve new savings, we have increased our investments in new marketing efforts that leverage the benefits of our size and scale. EquityApartments.com – our marketing website – provides a convenient, low-cost portal to all of our properties. Our unique Coast to Coast program permits residents to easily move to another Equity Residential property, anywhere in the country. A new national sales brochure, the first of its kind, provides for more effective and consistent marketing communications at a fraction of the cost of individual brochures.

Our marketing efforts are united by the promise to make life easy for our residents. New programs help deliver on that commitment. To make it easier to choose an Equity Residential apartment, our Equity Service Promise offers new residents a 30-day money back guarantee. A written service guarantee assures residents that we respond to maintenance problems within 48 hours, or let them live rent-free until we do. Our unique Rent With Equity program, which has now been extended nationwide, makes life easier by allowing residents to apply up to 20% of their monthly rent to the purchase of a new home. It is just one of a number of programs and promotions, including sweepstakes and cash rebates, that help us maintain some of the highest average occupancy rates in our markets.

We can afford to be creative. With revenues in excess of $2 billion, we have the resources to explore and capitalize on new opportunities. We have taken that ability and run with it. We are developing niche markets, such as military housing. Innovative new business-to-business marketing programs enable large corporations to offer rental discounts to their employees, while we reduce resident acquisition costs and gain a more stable resident base. Another new program that offers discounted rents to teachers in the state of Florida, may be expanded to include other public service employees.

We are taking an equally entrepreneurial approach to every aspect of our business. Our Lexford Division, which specializes in modular, factory-built apartments, has developed a new design that offers reduced maintenance and more space. We continue to explore new

CAPITAL STRUCTURE

Total Capitalization: $15.4 Billion

Total Shares: 294.8 Million (including OP units)
Share Price: $28.71



Equity 63%
Debt 37%
Preferred 13%
Common 87%
Secured 57%
Unsecured 43%

PORTFOLIO STRATEGY

Percentage of NOI



High Barrier Markets
Low Barrier Markets
55%
60%
51%
49%
45%
40%
04
01
99

PORTFOLIO DIVERSIFICATION

Percent of 2002 Budgeted NOI by Region



17.2%
16.6%
13.1%
12.4%
12.4%
12.0%
9.6%
6.8%
Atlantic 27,264 units
West 26,620 units
Midwest 37,853 units
Florida 32,981 units
Pacific Northwest 22,380 units
Southeast 32,153 units
Southwest 27,792 units
Arizona 17,018 units

products, including renters' insurance. We also have begun to play a direct role in converting a small number of selected properties into condominiums.

Yet, if we are ready to experiment, we also are ready to pull the plug on ventures that do not meet our expectations. Early in 2002, we sold our furniture rental business to the leader in that industry, for $30 million.

People

In a tough market, we must be willing to experiment and to change – everything except our commitment to people. Our residents typically spend a larger percentage of their income with us than with anyone else. And more than anything else, our residents come to us, and stay with us, because of our people. That is why we have applied all the resources of a multibillion dollar corporation to recruiting, developing and retaining the best people in our business. Recognizing that a winning attitude is critical, we have made it the primary consideration in our hiring decisions. Extensive training programs, which range from property maintenance to leadership development, reflect a training budget of more than $4 million, enough to earn us recognition as one of the top 100 training companies in the U.S. by *Training* magazine. Highly competitive compensation programs are supplemented by stock grants and profit sharing plans that give our employees an ownership stake in the company. And just as we do for residents, we try to make life easy for our employees. We are working hard to streamline our processes. Generous benefits include time off with pay to take children to their first day of school, as well as a day off with pay for volunteer work. In 2001, employees contributed more than 59,000 hours of their time – almost 7 full years of service.

Thoughtful measures like these, along with a smiling – and winning – culture encourage people to build careers at Equity Residential and to offer their best. Our employee turnover rate, already among the lowest in the industry, continues to fall. A recent company-wide employee attitude survey, conducted by an outside firm, reported scores well above those achieved by most other companies. Few numbers count more in judging our prospects.

The months ahead will be difficult. Job growth and new household formation, the key factors in the strength of the apartment market, continue to languish. We expect vacancy rates and concessions to residents to peak in 2002, as the recession continues and new developments, commissioned when the economy was strong, continue to come onto the market. We expect little, if any, increase in rental rates.

But the outlook for the years ahead is bright. Our products answer a basic human need and serve a vast market. Demographics are in our favor too. After more than two decades of decline, the population in the traditional rental years (ages 20-29) is expected to increase by 11% between now and 2010. Another growing age group, empty-nesters in their 50s, also are particularly likely to select apartment housing. Assuming even a mild economic recovery, the apartment market should rebound strongly in 2003, setting the stage for higher occupancy rates and increased revenues.

In the meantime, we will continue to fine-tune our operations and make the most of limited opportunities to acquire and develop new properties. Responsive local management and the industry's best marketing programs will help win the battle for occupancy. We'll continue to explore new services and sources of income. Our financial discipline and "mutual fund" approach will help us manage risk.

What's more, we will find new ways to make life easy for the people who work at this company and for our residents. That is what made us part of a leading market index and the leader in our industry, and that is how we will continue our progress. At Equity Residential, what counts the most is people.

Douglas Crocker II
President and Chief Executive Officer

Gerald Spector
Chief Operating Officer

Samuel Zell
Chairman of the Board of Trustees

PORTFOLIO AT 1993 IPO


2
1
2
1
1
3
1
6
1
5
5
2
3
4
4
4
12
1
11
Corporate Office
Management Office
1
Number of Properties

PORTFOLIO TODAY


48
19
44
5
4
29
12
1
1
6
5
27
7
2
8
45
83
30
5
8
4
4
27
91
27
18
8
22
39
55
4
8
13
94
84
184

as of February 28, 2002

More Regions. Less Risk.

The large, diversified portfolio we have built since 1993 helps us weather downturns or overbuilding in any single area of the country. None of our eight regions account for more than 18% of our income.


Dow Jones
S&P 500
NASDAQ
Morgan Stanley
REIT Index

Peak Performance

Careful acquisitions, skilled operating management and rock solid finances help put us at the top.

Since our Initial Public Offering in 1993, our total annual returns have consistently outpaced the Dow Jones Index, the S&P 500, the NASDAQ and the Morgan Stanley REIT Index.

Total Annual Return Comparison
Period Ending 12/31/2001


20
0
-20
EQR
DJ
S&P 500
NASDAQ
MS REIT
1 Yr
3 Yr
5 Yr
Since IPO

Picture This

With more than 1,000 properties, spanning 36 states, the chances are good that we've already met.

From 69 properties and 21,725 apartments in 1993, to 1,071 properties and 224,061 apartments today. Our size makes us more attractive to institutional investors, who like the liquidity provided by larger stock floats. And credit rating agencies tend to favor large, diverse portfolios.



69 properties in 1993.



Phoenix, Arizona



Greensboro, North Carolina



Irvine, California



Portland, Oregon



San Francisco, California



Chicago, Illinois



Denver, Colorado



Atlanta, Georgia



Seattle, Washington



Brunswick, Georgia



Tulsa, Oklahoma



Columbia, Maryland



Las Vegas, Nevada



San Antonio, Texas



Scottsdale, Arizona



Albuquerque, New Mexico

1,071 properties in 2002


Dallas, Texas
Atlanta, Georgia
Orlando, Florida
Washington D.C.
Richmond, Virginia
San Diego, California
Houston, Texas
Denver, Colorado
Boston, Massachusetts
Ft. Lauderdale, Florida
Portland, Oregon
Chicago, Illinois

Top of the Class

At Equity Residential, success begins here.

Attracting and retaining the best employees is a key strategy for success. Innovative programs, such as time off with pay to take children to their first day of school, help build loyalty. Stock options and profit sharing contributions give employees a direct stake in the company's performance.





Local Expert.
Property managers combine a commitment to service with a professional's understanding of the real estate industry and their local markets. Their goal is to make life easy, for their residents and employees.

Maintaining Profitability.

A skilled in-house maintenance staff provides faster, more responsive service for residents and saves millions of dollars in operating expenses.





[illegible] local [illegible]



Good work	By treating employees right, we make it harder for residents to leave.

We work hard to be a great place to work, so the people who work here will do great things for residents – and investors. Our employee satisfaction and engagement scores are well above average. We also have some of the highest occupancy rates in our markets.


Renewals

Hiring for Heart

Equity employees think – and act – like owners of the business. They are.

Hiring for the right attitude, and then training for skills help reduce employee turnover and build a strong, service-oriented culture. We improve our service, reduce our costs and get the best our employees have to offer.


I ♥ EQR

Is worth $38,000 in 2001.



Growing Strength

A $10,000 investment in Equity Residential, made in 1993, would be worth $38,000 today.

We began with a clear vision and sound strategies. We've grown by combining creativity with financial discipline and solid operating performance. And even though we're big for our age, more growth lies ahead.

$10,000 invested in 1993.



as of March 6, 2002; assumes dividend reinvestment

First Quality

Investment-grade ratings from all three major rating agencies reduce our interest rates and our cost of capital.

Based on our conservative capital structure – and two-to-one ratio of equity to debt – we have received the highest long-term debt ratings in our industry from Moody's, Fitch and Standard & Poors. Our bank lenders offer a large, unsecured line of credit at favorable rates.

No. 1

December 3, 2001 Equity Residential was named to the S&P 500.



Capital Thinking

Equity Residential was the first apart investment trust (REIT) named to the S&P 500.

Adhering to formal requirements, inviting the scrutiny of
and reporting solid results have helped Equity Residential earn the respect
Wall Street. As a public company, we can raise capital more efficiently than
the vast majority of private companies.





Starting Out

Some of the nation's fastest growing age groups are particularly likely to select apartment housing.

After more than two decades of decline, the population in the traditional rental years (ages 20-29) is expected to increase 11% between now and 2010.



Staying Longe[illegible]
Approximately [illegible],000 people leave our properties every year to move into entry-leve[illegible] omes. Rent With Equity, which allows residents to apply up to 20% of their monthly rent to the purchase of a home, helps retain them for a longer period. The program's costs are more than offset by the fees paid by home builders.





Movin[illegible]
By 2[illegible] [illegible]ty-nes[illegible] peop[illegible] [illegible] [illegible]ore th[illegible]%.

Room to Grow

With close to a quarter-million apartments – an estimated 750,000 residents – we have unique economies and opportunities of scale.

Our nationwide purchasing program for paint, carpeting and other products has produced more than $18 million in savings since it was started in 1998. Service agreements with telephone, cable television, Internet Service Providers and other companies benefit residents and add to our income.



Moving and storage
Telephone service
Internet service
Advertising space in our newsletters
Utilities
Carpet


Artwork
Paint
Light fixtures
Furniture rental
Appliances
Renters' insurance

Financial information in thousands except for per share and property data

Year Ended December 31,	2001	2000	1999	1998	1997
OPERATING DATA:					
Total revenues	$ 2,170,643	$ 2,030,340	$ 1,742,627	$ 1,333,891	$ 747,078
Income before allocation to Minority Interests, income from investments in unconsolidated entities, net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle	$ 356,424	$ 395,937	$ 326,483	$ 251,927	$ 176,014
Net income	$ 473,585	$ 549,451	$ 393,881	$ 258,206	$ 176,592
Net income available to Common Shares	$ 367,466	$ 437,510	$ 280,685	$ 165,289	$ 117,580
Net income per share – basic	$ 1.37	$ 1.69	$ 1.15	$ 0.83	$ 0.90
Net income per share – diluted	$ 1.36	$ 1.67	$ 1.14	$ 0.82	$ 0.88
Weighted average Common Shares outstanding – basic	267,349	259,015	244,350	200,740	131,458
Weighted average Common Shares outstanding – diluted	295,552	291,266	271,310	225,156	148,562
Distributions declared per Common Share outstanding	$ 1.680	$ 1.575	$ 1.470	$ 1.360	$ 1.275
BALANCE SHEET DATA (at end of period):					
Real estate, before accumulated depreciation	$13,016,183	$12,591,539	$12,238,963	$10,942,063	$ 7,121,435
Real estate, after accumulated depreciation	$11,297,338	$ 11,239,303	$11,168,476	$10,223,572	$ 6,676,673
Total assets	$12,235,625	$12,263,966	$11,715,689	$10,700,260	$ 7,094,631
Total debt	$ 5,742,758	$ 5,706,152	$ 5,473,868	$ 4,680,527	$ 2,948,323
Minority Interests	$ 635,822	$ 612,618	$ 456,979	$ 431,374	$ 273,404
Shareholders' equity	$ 5,413,950	$ 5,619,547	$ 5,504,934	$ 5,330,447	$ 3,689,991
OTHER DATA:					
Total properties (at end of period)	1,076	1,104	1,064	680	489
Total apartment units (at end of period)	224,801	227,704	226,317	191,689	140,467
Adjusted net income available to Common Shares and OP Units (1)(3)	$ 721,943	$ 740,246	$ 630,234	$ 437,309	$ 259,832
Funds from operations available to Common Shares and OP Units (2)(3)	$ 786,719	$ 726,172	$ 619,603	$ 458,806	$ 270,763
Cash flow provided by (used for):					
Operating activities	$ 889,777	$ 842,601	$ 788,970	$ 542,147	$ 348,997
Investing activities	$ 57,320	$ (563,950)	$ (526,851)	$ (1,046,308)	$ (1,552,390)
Financing activities	$ (919,266)	$ (283,996)	$ (236,967)	$ 474,831	$ 1,089,417

(1) Adjusted Net Income ("ANI") represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), including gains or losses from sales of real estate, plus acquisition cost depreciation, plus amortization of goodwill, minus the accumulated acquisition cost depreciation on sold properties, plus/minus extraordinary items and plus the cumulative effect of change in accounting principle. Depreciation associated with replacements and capital improvements is deducted in calculating ANI. Acquisition cost depreciation represents depreciation for the initial cost of the property, including buildings and furniture, fixtures and equipment and depreciation on capital improvements identified in the acquisition underwriting and incurred in the first twenty-four months of ownership when the total exceeds $2,000 per unit.

(2) Funds from Operations ("FFO") represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States (("GAAP")), excluding gains or losses from sales of property, plus depreciation and amortization (after adjustments for Partially Owned Properties and Unconsolidated Properties), plus/minus extraordinary items, and plus the cumulative effect of change in accounting principle and impairment charges. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.

(3) The Company believes that ANI and FFO are helpful to investors as supplemental measures of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, they provide investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. ANI and FFO in and of themselves do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indication of the Company's performance or to net cash flows from operating activities as determined by GAAP as a measure of liquidity and are not necessarily indicative of cash available to fund cash needs. The Company's calculation of ANI and FFO may differ from the methodology for calculating ANI and FFO utilized by other real estate companies and may differ, for example, due to variations among the Company's and other real estate company's accounting policies for replacement type items and, accordingly, may not be comparable to such other real estate companies.

OVERVIEW

The following discussion and analysis of the results of operations and financial condition of the Company should be read in connection with the Consolidated Financial Statements and Notes thereto. Due to the Company's ability to control the Operating Partnership and its subsidiaries other than entities owning interests in the Unconsolidated Properties and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary entity has been consolidated with the Company for financial reporting purposes. Capitalized terms used herein and not defined are as defined in the Notes to Consolidated Financial Statements.

Forward-looking statements in this report are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believes", "expects" and "anticipates" and other similar expressions that are predictions of or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, the following:

- alternative sources of capital to the Company are more expensive than anticipated;
- occupancy levels and market rents may be adversely affected by national and local economic and market conditions, which are beyond the Company's control; and
- additional factors as discussed in Part I of the Annual Report on Form 10-K, particularly those under "Risk Factors".

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The following table summarizes the number of Properties and related units for the year-to-date periods presented:

	Properties	Units	Purchase/ Sale Price $ Millions
At December 31, 1999	1,064	226,317	
2000 Acquisitions	29	5,952	$ 743.4
Grove Merger	60	7,308	$ 463.2
2000 Dispositions	(53)	(12,813)	$ 631.6
2000 Completed Developments	4	940	
At December 31, 2000	1,104	227,704	
2001 Acquisitions	14	3,423	$ 388.1
2001 Dispositions	(49)	(8,807)	$ 416.9
2001 Completed Developments	7	2,505	
Unit Configuration Changes	–	(24)	
At December 31, 2001	1,076	224,801	

The Company's acquisition and disposition activity has impacted overall results of operations for the years ended December 31, 2001 and 2000. Significant changes in revenues and expenses have resulted primarily from the consolidation of previously Unconsolidated Properties and the acquisition of Globe in July 2000, as well as the 2001 and the 2000 Acquired Properties, which have been partially offset by the disposition of the 2001 and the 2000 Disposed Properties. Significant change in expenses has also resulted from impairment charges (furniture rental and unconsolidated technology investments) recorded in 2001. This impact is discussed in greater detail in the following paragraphs.

Properties that the Company owned for all of both 2001 and 2000 (the "2001 Same Store Properties"), which represented 181,951 units, impacted the Company's results of operations. Properties that the Company owned for all of both 2000 and 1999 (the "2000 Same Store Properties"), which represented 155,910 units, also impacted the Company's results of operations. Both the 2001 Same Store Properties and 2000 Same Store Properties are discussed in the following paragraphs.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

For the year ended December 31, 2001, income before allocation to Minority Interests, income from investments in unconsolidated entities, net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle decreased by approximately $39.5 million when compared to the year ended December 31, 2000.

Revenues from the 2001 Same Store Properties increased primarily as a result of higher rental rates charged to new residents and resident renewals and an increase in income from billing residents for their share of utility costs as well as other ancillary services provided to residents. Property operating expenses from the 2001 Same Store Properties, which include property and maintenance, real estate taxes and insurance and an allocation of property management expenses, increased primarily attributable to a $5.4 million, or 5.6%, increase in utilities and an $8.2 million, or 5.5%, increase in payroll costs. The following tables provide comparative revenue, expenses, net operating income and weighted average occupancy for the 2001 Same Store Properties:

Same Store Net Operating Income ("NOI")

$ in Millions – 181,951 Same Store Units

Description	Revenues	Expenses	NOI
2001	$ 1,721.2	$ 626.4	$ 1,094.8
2000	$ 1,658.7	$ 604.1	$ 1,054.6
Change	$ 62.5	$ 22.3	$ 40.2
Change	3.8%	3.7%	3.8%

Same Store Occupancy Statistics

2001	94.40%
2000	94.91%
Change	(0.51%)

For 2002 Properties which the Company acquired prior to December 31, 2000 and will continue to own through December 31, 2002, the Company expects to see revenue growth within a range of being slightly lower by 1.25% to slightly higher by as much as 0.5%; to maintain expense growth between a range of 1.0% to 1.5%; and expects NOI within a range of being slightly lower by 2.9% to slightly higher by 0.2%. These estimated changes are subject to certain risks and uncertainties including, but not limited to, maintaining an overall average occupancy rate of 93.0%.

Rental income from properties other than 2001 Same Store Properties increased by approximately $57.4 million primarily as a result of revenue from the Company's 2001 and 2000 Acquired Properties, additional 2001 Partially Owned Properties, and the 2001 Disposition Properties.

Interest income – investment in mortgage notes decreased by approximately $2.4 million as a result of the Company consolidating these previously Unconsolidated Properties in July 2001. The Company anticipates no additional interest income will be recognized on these mortgage notes in future years as the Company now consolidates the results related to these previously Unconsolidated Properties.

Interest and other income decreased by approximately $3.4 million, primarily as a result of lower balances available for investment and related interest rates being earned on the Company's short-term investment accounts.

Property management expenses include off-site expenses associated with the self-management of the Company's Properties. These expenses increased by approximately $0.7 million or less than 1%. The Company continues to acquire properties in major metropolitan areas and dispose of assets in smaller multi-family rental markets where the Company does not have a significant management presence. As a result, the Company was able to maintain off-site management expenses at a constant level between the two reporting periods.

Fee and asset management revenues and fee and asset management expenses increased as a result of the Company continuing to manage Properties that were sold and/or contributed to various unconsolidated joint venture entities. As of December 31, 2001, the Company managed 16,539 units for third parties and the unconsolidated joint venture entities.

Furniture income and furniture expenses are associated with the operation of the furniture rental business assumed in connection with the Globe acquisition, which occurred in July 2000. Furniture expenses include a depreciation charge on furniture held in inventory and property and equipment directly related to the furniture business. The Company sold its furniture rental business for approximately $30.0 million on January 11, 2002.

The Company recorded impairment charges in 2001 totaling approximately $71.8 million, of which $60.0 million is related to the furniture rental business and approximately $11.8 million is related to certain investments in technology entities. See Footnote 20 in the Notes to the Consolidated Financial Statements for further discussion.

Interest expense, including amortization of deferred financing costs, decreased approximately $11.0 million. During 2001, the Company capitalized interest costs of approximately $28.2 million as compared to $17.7 million for the year ended 2000. This capitalization of interest primarily related to equity investments in unconsolidated entities engaged in development activities. The effective interest cost on all of the Company's indebtedness for the year ended December 31, 2001 was 6.90% as compared to 7.25% for the year ended December 31, 2000. For 2002, the Company expects to refinance approximately $550 million of indebtedness and to incur interest costs ranging from 6.5% to 7.0% per annum.

General and administrative expenses, which include corporate operating expenses, increased approximately $9.0 million between the years under comparison. This increase was primarily due to the addition of corporate personnel, recruiting fees for the new President, retirement plan expenses for certain key executives, and higher overall compensation expenses including a current year expense associated with the vesting of restricted shares/awards to key employees earned over the past three years.

Net gain on sales of real estate decreased approximately $49.1 million between the periods under comparison. This decrease is primarily the result of a fewer number of units sold during the year ended December 31, 2001 (11,818 units including the joint venture Properties) as compared to the year ended December 31, 2000 (20,648 units including the joint venture Properties).

Comparison of the year ended December 31, 2000 to the year ended December 31, 1999

For the year ended December 31, 2000, income before allocation to Minority Interests, income from investments in unconsolidated entities, net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle increased by $69.5 million, or 21.3%, when compared to the year ended December 31, 1999.

Revenues from the 2000 Same Store Properties increased primarily as a result of higher rental rates charged to new residents and resident renewals and an increase in income from billing residents for their share of utility costs as well as other ancillary services provided to residents. Property operating expenses from the 2000 Same Store Properties, which include property and maintenance, real estate taxes and insurance and an allocation of property management expenses, increased primarily attributable to a $1.8 million, or 2.1%, increase in utilities and a $9.1 million, or 7.4% increase in payroll costs. The following tables provide comparative revenue, expenses, net operating income and weighted average occupancy for the 2000 Same Store Properties:

Same Store Net Operating Income

$ in Millions – 155,910 Same Store Units

Description	Revenues	Expenses	NOI
2000	$ 1,471.4	$ 536.4	$ 935.0
1999	$ 1,406.4	$ 523.4	$ 883.0
Change	$ 65.0	$ 13.0	$ 52.0
Change	4.6%	2.5%	5.9%

Same Store Occupancy Statistics

2000	94.94%
1999	95.12%
Change	(0.18%)

Rental income from properties other than 2000 Same Store Properties increased by approximately $178.3 million primarily as a result of revenue from the Company's corporate housing business and the acquisition of Properties during 2000, including the consolidation of previously Unconsolidated Properties.

Interest and other income increased by approximately $12.0 million, primarily as a result of disposition proceeds earning interest in various tax deferred 1031 exchange accounts. These proceeds are invested in money market investments until the Company purchases additional multi-family properties.

Property management expenses include expenses associated with the self-management of the Company's Properties. These expenses increased by approximately $14.8 million primarily due to the continued expansion of the Company's property management business and higher overall compensation expenses. During 2000, the Company incurred the full year impact of assuming the property management business of LFT and also assumed management offices in Cincinnati, Ohio and Norwood, Massachusetts related to the acquisition of Globe and Grove, respectively. Also included in compensation expense is the current year expense associated with the vesting of restricted shares/awards to key employees earned over the past year.

Fee and asset management revenues and fee and asset management expenses increased as a result of the Company continuing to manage Properties that were either sold and/or contributed to various joint venture entities.

Furniture income and furniture expenses are associated with the operation of the furniture rental business assumed in connection with the Globe acquisition, which occurred in July 2000. Furniture expenses include a depreciation charge on furniture held in inventory and property and equipment directly related to the furniture business.

The Company recorded impairment charges in 2000 totaling approximately $1.0 million related to certain investments in technology entities.

Interest expense, including amortization of deferred financing costs, increased by approximately $37.5 million. During 2000, the Company capitalized interest costs of approximately $17.7 million as compared to $8.1 million for the year ended 1999. This capitalization of interest primarily related to equity investments in unconsolidated entities engaged in development activities. The effective interest cost on all of the Company's indebtedness for the year ended December 31, 2000 was 7.25% as compared to 7.05% for the year ended December 31, 1999.

General and administrative expenses, which include corporate operating expenses, increased approximately $4.1 million between the periods under comparison. This increase was primarily due to the addition of corporate personnel and higher overall compensation expenses including a current year expense associated with the awarding of restricted shares to key employees in 2000.

Net gain on sales of real estate increased approximately $104.9 million between the periods under comparison. This increase is primarily the result of a larger number of units sold during the year ended December 31, 2000 (20,648 units, including the joint venture Properties) as compared to the year ended December 31, 1999 (9,183 units).

Net loss from extraordinary items increased approximately $5.1 million related primarily to pre-payment penalties incurred on the refinancing of $208 million in mortgage debt.

LIQUIDITY AND CAPITAL RESOURCES

For the Year Ended December 31, 2001

As of January 1, 2001, the Company had approximately $23.8 million of cash and cash equivalents and $399.5 million available under its lines of credit, of which $53.5 million was restricted (not available to be drawn). After taking into effect the various transactions discussed in the following paragraphs and the net cash provided by operating activities, the Company's cash and cash equivalents balance at December 31, 2001 was approximately $51.6 million and the amount available on the Company's line of credit was $505.0 million, of which $59.0 million was restricted (not available to be drawn).

Part of the Company's acquisition and development funding strategy and the funding of the Company's investment in various joint ventures is to utilize its lines of credit and to subsequently repay the lines of credit from the disposition of Properties, retained cash flows or the issuance of additional equity or debt securities. Continuing to utilize this strategy during the year ended 2001, the Company:

- disposed of forty-nine Properties (including two Unconsolidated Properties) and two vacant parcels of land and received net proceeds of $399.1 million;
- issued $300.0 million of unsecured debt receiving net proceeds of $297.4 million;
- sold and/or contributed eleven properties to a joint venture and received net proceeds of $167.6 million;
- issued approximately 3.6 million Common Shares and received net proceeds of $74.4 million;
- issued $60.0 million of four new series of Preference Interests and received net proceeds of $58.5 million;
- obtained $91.6 million in new mortgage financing; and
- received $61.4 million of principal repayments on its investment in second and third mortgages on previously Unconsolidated Properties.

All of these proceeds were utilized to either:

- repay the lines of credit;
- redeem the Company's Series A and F Preferred Shares;
- repay mortgage indebtedness on selected Properties;
- repay public unsecured debt;
- invest in unconsolidated entities; and
- purchase additional Properties.

During the year ended December 31, 2001, the Company:

- reduced its line of credit borrowings by approximately $160.5 million as compared to its December 31, 2000 balance outstanding;
- funded $210.5 million to redeem all of its Series A and F Preferred Shares;
- repaid approximately $364.2 million of mortgages due at or prior to maturity and/or at the disposition date of respective Properties;
- funded a net of $174.6 million in accordance with its development and joint venture agreements; and
- acquired fourteen Properties and vacant land utilizing cash of $297.8 million.

The Company's total debt summary, as of December 31, 2001, included:

Debt Summary as of December 31, 2001

	$ Millions	Weighted Average Rate
Secured	$ 3,287	6.51%
Unsecured	2,456	6.32%
Total	$ 5,743	6.43%
Fixed Rate	$ 4,847	7.02%
Floating Rate	896	3.20%
Total	$ 5,743	6.43%
Above Totals Include:		
Total Tax Exempt	$ 975	4.41%
Unsecured Revolving Credit Facility	$ 195	2.50%

From January 1, 2002 through February 5, 2002, the Company:

- disposed of four Properties consisting of 466 units for approximately $15.5 million;
- disposed of the furniture rental business for approximately $30.0 million in cash;
- repaid $1.9 million of mortgage debt at or prior to maturity on two Properties; and
- repaid $100.0 million of 9.375% fixed rate public notes at maturity.

During 2002, the Company expects to fund approximately $33.5 million related to wholly owned developments and joint venture projects under development. In connection with one joint venture agreement, the Company has an obligation to fund up to an additional $6.5 million to guarantee third party construction financing. As of December 31, 2001, the Company has 22 projects under development with estimated completion dates ranging from March 31, 2002 through December 31, 2003.

For one joint venture agreement, the Company's joint venture partner has the right, at any time following completion of a project, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, it must agree to a sale of the project to an unrelated third party at such value. The Company's joint venture partner must exercise this right as to all projects within five years after the receipt of the final certificate of occupancy on the last developed property.

For the second joint venture agreement, the Company's joint venture partner has the right, at any time following completion of a project, to require the Company to purchase the joint venture partners' interest in that project at a mutually agreeable price. If the Company and the joint venture partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and the joint venture partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize the joint venture partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, any projects remaining unsold must be purchased by the Company at the agreed-upon price.

The Company has a policy of capitalizing expenditures made for new assets, including newly acquired Properties, and the costs associated with placing these assets into service. Expenditures for improvements and renovations that significantly enhance the value of existing assets or substantially extend the useful life of an asset are also capitalized. Expenditures for in-the-unit replacement-type items such as appliances, draperies, carpeting and floor coverings, mechanical equipment and certain furniture and fixtures are also capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. With respect to acquired Properties, the Company has determined that it generally spends $1,000 per unit during its first three years of ownership to fully improve and enhance these Properties to meet the Company's standards. In regard to replacement-type items described above, the Company generally expects to spend $250 per unit on an annual recurring basis.

During the year ended December 31, 2001, the Company's total improvements to real estate approximated $150.9 million. Replacements, which include new carpeting, appliances, mechanical equipment, fixtures, vinyl floors and blinds inside the unit approximated $56.0 million, or $276 per unit. Building improvements for the 1999, 2000 and 2001 Acquired Properties approximated $26.4 million, or $496 per unit. Building improvements for all of the Company's pre-1999 Acquired Properties approximated $57.2 million or $383 per unit. In addition, approximately $7.2 million was spent on twelve specific assets related to major renovations and repositioning of these assets. Also included in total improvements to real estate was approximately $4.1 million on commercial/other assets and Partially Owned Properties. Such improvements to real estate were primarily funded from net cash provided by operating activities. Total improvements to real estate for 2002 are estimated at $135.0 million.

During the year ended December 31, 2001, the Company's total non-real estate capital additions, such as computer software, computer equipment, and furniture and fixtures and leasehold improvements to the Company's property management offices and its corporate offices, was approximately $6.9 million. Such additions to non-real estate property were funded from net cash provided by operating activities. Total additions to non-real estate property for 2002 are estimated at $6.8 million.

The Company has a policy of capitalizing expenditures made for rental furniture and related property and equipment. The Company, prior to the sale of its furniture rental business, purchased furniture to replace furniture that had been sold and to maintain adequate levels of rental furniture to meet existing and new customer needs. Expenditures for property and equipment that significantly enhance the value of existing assets or substantially extend the useful life of an asset are also capitalized. Expenditures for ordinary maintenance and repairs related to property and equipment are expensed as incurred. For the year ended December 31, 2001, total additions to rental furniture approximated $18.6 million and property and equipment approximated $2.5 million. The furniture rental business was sold on January 11, 2002.

Minority Interests as of December 31, 2001 increased by $23.2 million when compared to December 31, 2000 principally as a result of the consolidation of twenty-one former Unconsolidated Properties and the issuance of $60.0 million of Preference Interests, partially offset by the conversions of OP Units into Common Shares. The primary factors that impacted this account in the Company's consolidated statements of operations and balance sheets during the year were:

- distributions declared to Minority Interests, which amounted to $40.2 million for 2001 (excluding Preference Unit/Interest distributions);
- the allocation of income from operations in the amount of $32.8 million;
- the allocation of Minority Interests from Partially Owned Properties in the amount of $2.2 million;
- the conversion of OP Units into Common Shares; and
- the issuance of Common Shares, OP Units, Preference Units and Preference Interests during 2001.

Total distributions paid in 2001 amounted to $475.8 million (excluding distributions on Partially Owned Properties), which included certain distributions declared in the fourth quarter of 2001 and paid in 2002.

The Company expects to meet its short-term liquidity requirements, including capital expenditures related to maintaining its existing Properties and certain scheduled unsecured note and mortgage note repayments, generally through its working capital, net cash provided by operating activities and borrowings under its line of credit. The Company considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions. The Company also expects to meet its long-term liquidity requirements, such as scheduled unsecured note and mortgage debt maturities, property acquisitions, financing of construction and development activities and capital improvements through the issuance of unsecured notes and equity securities, including additional OP Units, and proceeds received from the disposition of certain Properties. During March 2002, the Company anticipates the issuance of unsecured notes in the amount of approximately $300.0 million. In addition, the Company has certain unencumbered Properties available to secure additional mortgage borrowings in the event that the public capital markets are unavailable to the Company or the cost of alternative sources of capital to the Company is too high. These unencumbered Properties are in excess of the value of unencumbered Properties the Company must maintain in order to comply with covenants under its unsecured notes and line of credit.

The Company has a revolving credit facility to provide the Operating Partnership with potential borrowings of up to $700 million. As of February 28, 2002, $262.0 million was outstanding under this facility. This credit Facility is scheduled to expire in August 2002 and the Company has begun the process of replacing its line of credit with a new line of credit, which it believes will be on at least as favorable terms.

In connection with the Globe acquisition, the Company assumed a revolving credit facility with potential borrowings of up to $55.0 million. This credit facility was terminated on May 31, 2001.

In connection with the Wellsford Merger, the Company provided a credit enhancement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project. As of February 28, 2002, this enhancement was still in effect at a commitment amount of $12.7 million.

Derivative Instruments and Hedging Activities

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives to hedge interest rate risk on debt instruments.

On January 1, 2001, the Company adopted SFAS No. 133 and its amendments (SFAS Nos. 137 and 138), *Accounting for Derivative Instruments and Hedging Activities*, which requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria of SFAS No. 133 is marked-to-market each period.

As of January 1, 2001, the adoption of the new standard resulted in derivative instruments reported on the balance sheet as liabilities of approximately $6.6 million; an adjustment of approximately $5.3 million to accumulated other comprehensive loss, which are gains and losses not affecting retained earnings in the consolidated statement of shareholders' equity; and a charge of approximately $1.3 million as a cumulative effect of change in accounting principle in the consolidated statement of operations.

At December 31, 2001, the Company had entered into swaps which have been designated as cash flow hedges with an aggregate notional amount of $626.4 million at interest rates ranging from 3.65% to 6.15% maturing at various dates ranging from 2003 to 2007 with a net liability fair value of $23.3 million; and swaps which have been designated as fair value hedges with an aggregate notional amount of $396.4 million at interest rates ranging from 4.46% to 7.25% maturing at various dates ranging from 2003 to 2011 with a net asset fair value of $4.6 million.

At December 31, 2001, the Company's joint venture development partners had entered into swaps to hedge the interest rate risk exposure on unconsolidated floating rate construction mortgage loans. The Company has recorded its proportionate share of these qualifying hedges on its consolidated balance sheet. These swaps have been designated as cash flow hedges with a current aggregate notional amount of $302.5 million (notional amounts range from $139.7 million to $525.1 million over the terms of the swaps) at interest rates ranging from 4.13% to 7.35% maturing at various dates ranging from 2002 to 2005 with a net liability fair value of $10.4 million.

As of December 31, 2001, there were approximately $32.6 million in deferred losses, net, included in accumulated other comprehensive loss. On December 31, 2001, the net derivative instruments were reported at their fair value as other liabilities of approximately $18.7 million and as a reduction to investment in unconsolidated entities of approximately $10.4 million. The Company expects to recognize an estimated $14.3 million of accumulated other comprehensive loss as additional interest expense during the twelve months ending December 31, 2002, of which $6.5 million is related to the development joint venture swaps.

For the Year Ended December 31, 2000

As of January 1, 2000, the Company had approximately $29.1 million of cash and cash equivalents and $400 million available on its lines of credit, of which $65.8 million was restricted (not available to be drawn). After taking into effect the various transactions discussed in the following paragraphs, the Company's cash and cash equivalents balance at December 31, 2000 was approximately $23.8 million and the amount available on the Company's line of credit was $399.5 million, of which $53.5 million was restricted (not available to be drawn).

Part of the Company's strategy in funding the purchase of multifamily properties, funding its Properties in the development stage and the funding of the Company's investment in joint ventures is to utilize its line of credit and to subsequently repay the line of credit from the issuance of additional equity or debt securities or the net proceeds from the disposition of Properties. Utilizing this strategy during 2000, the Company:

- obtained mortgage financing on forty-six previously unencumbered Properties and received net proceeds of $484.4 million;
- disposed of fifty-three properties (including the sale of the Company's entire interest in three Unconsolidated Properties) and received net proceeds of $631.2 million;
- sold and/or contributed thirty-four properties to three separate joint ventures and received net proceeds of $97.0 million;
- issued approximately 1.8 million Common Shares and received net proceeds of $32.9 million; and
- issued five new series of Preference Interests and received net proceeds of $142.4 million.

During the year ended December 31, 2000, the Company:

- repaid four unsecured note issues totaling $208.0 million;
- repaid approximately $171.8 million of mortgage indebtedness on eighty-three Properties;
- funded $160.9 million related to the development, earnout, and joint venture agreements;
- purchased twenty-eight Properties (excluding Grove) for a total purchase price of approximately $654.1 million;
- funded $5.2 million to acquire all third party equity interests in eleven former Unconsolidated Properties;
- funded $58.5 million related to the purchase of two separate vacant land parcels for future development;
- funded $1.25 million to acquire an additional ownership interest in 14 former Unconsolidated Properties which, as a result, were reclassified as Partially Owned Properties; and
- acquired $25.0 million of 8.25% preferred securities of WRP Convertible Trust I, an affiliate of WRP Newco.

The Company's total debt summary, as of December 31, 2000, included:

Debt Summary as of December 31, 2000

	$ Millions	Weighted Average Rate
Secured	$ 3,231	6.91%
Unsecured	2,475	7.07%
Total	$ 5,706	6.98%
Fixed Rate	$ 4,885	7.13%
Floating Rate	821	6.09%
Total	$ 5,706	6.98%
Above Totals Include:		
Total Tax Exempt	$ 966	5.19%
Unsecured Revolving Credit Facility	$ 355	7.19%

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. The Company believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Long-Lived Assets, Including Goodwill

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions and legal factors. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

Depreciation of Investment in Real Estate

The Company depreciates the building component of its investment in real estate over a 30-year estimated useful life and both the furniture, fixtures and equipment and replacements components over a 5-year estimated useful life, all of which are judgmental determinations.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107 and SFAS No. 133 requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on other factors relevant to the financial instruments.

Stock-Based Compensation

The Company has chosen to account for its stock-based compensation in accordance with APB No. 25, which results in no compensation expense for options issued with an exercise price equal to or exceeding market value of the Company's Common Shares on the date of grant, instead of Statement No. 123, which would result in compensation expense being recorded based on the fair value of the stock-based compensation issued.

Adjusted Net Income

For the year ended December 31, 2001, Adjusted Net Income ("ANI") available to Common Shares and OP units decreased $18.3 million as compared to the year ended December 31, 2000. For the year ended December 31, 2000, ANI available to Common Shares and OP Units increased $110.0 million, as compared to the year ended December 31, 1999.

The following is a reconciliation of net income available to Common Shares to ANI available to Common Shares and OP Units for the years ended December 31, 2001, 2000 and 1999:

Adjusted Net Income

(Amounts in thousands)

Year Ended December 31,	2001	2000	1999
Net income available to Common Shares	$ 367,466	$ 437,510	$ 280,685
Net income allocation to Minority Interest – Operating Partnership	32,829	41,761	29,536
Adjustments:			
Acquisition cost depreciation*	379,751	364,177	346,497
Amortization of goodwill	3,779	1,760	–
Acquisition cost depreciation accumulated on sold properties	(62,708)	(110,554)	(26,935)
Extraordinary items	(444)	5,592	451
Cumulative effect of change in accounting principle	1,270	–	–
ANI available to Common Shares and OP Units – basic**	$ 721,943	$ 740,246	$ 630,234

*Acquisition cost depreciation represents depreciation for the initial cost of the property, including buildings and furniture, fixtures and equipment and depreciation on capital improvements identified in the acquisition underwriting and incurred in the first twenty-four months of ownership when the total cost exceeds $2,000 per unit.

**Adjusted Net Income represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), including gains or losses from sales of real estate, plus acquisition cost depreciation, plus amortization of goodwill, minus the accumulated acquisition cost depreciation on sold properties, plus/minus extraordinary items and plus the cumulative effect of change in accounting principle. Depreciation associated with replacements and capital improvements is deducted in calculating ANI.

The Company believes that ANI is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. ANI in and of itself does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indication of the Company's performance or to net cash flows from operating activities as determined by GAAP as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs. The Company's calculation of ANI may differ from the methodology for calculating ANI utilized by other real estate companies and may differ, for example, due to variations among the Company's and other real estate companies' accounting policies for replacement type items and, accordingly, may not be comparable to such other real estate companies.

Funds From Operations

For the year ended December 31, 2001, Funds From Operations ("FFO") available to Common Shares and OP Units increased $60.5 million, or 8.3%, as compared to the year ended December 31, 2000. For the year ended December 31, 2000, FFO available to Common Shares and OP Units increased $106.6 million, or 17.2%, as compared to the year ended December 31, 1999.

The following is a reconciliation of net income available to Common Shares to FFO available to Common Shares and OP Units for the years ended December 31, 2001, 2000 and 1999:

Funds From Operations

(Amounts in thousands)

Year Ended December 31,	2001	2000	1999
Net income available to Common Shares	$ 367,466	$ 437,510	$ 280,685
Net income allocation to Minority Interest – Operating Partnership	32,829	41,761	29,536
Adjustments:			
Depreciation/amortization*	463,125	438,735	402,466
Net gain on sales of real estate	(149,293)	(198,426)	(93,535)
Extraordinary items	(444)	5,592	451
Cumulative effect of change in accounting principle	1,270	–	–
Impairment on furniture rental business	60,000	–	–
Impairment on technology investments	11,766	1,000	–
FFO available to Common Shares and OP Units – basic	$ 786,719	$ 726,172	$ 619,603

*Includes $13,022, $2,720 and $1,009 for the years ended December 31, 2001, 2000 and 1999, respectively, related to the Company's share of depreciation from Unconsolidated Properties. Excludes $4,353 and $1,476 for the years ended December 31, 2001 and 2000, respectively, related to the minority interests' share of depreciation from Partially Owned Properties.

FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States (("GAAP")), excluding gains or losses from sales of property, plus depreciation and amortization (after adjustments for Partially Owned Properties and Unconsolidated Properties), plus/minus extraordinary items, and plus the cumulative effect of change in accounting principle and impairment charges. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.

The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indication of the Company's performance or to net cash flows from operating activities as determined by GAAP as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs. The Company's calculation of FFO may differ from the methodology for calculating FFO utilized by other real estate companies and may differ, for example, due to variations among the Company's and other real estate companies' accounting policies for replacement type items and, accordingly, may not be comparable to such other real estate companies.

Quantitative and Qualitative Disclosure about Market Risk

Market risks relating to the Company's operations result primarily from changes in short-term LIBOR interest rates. The Company does not have any direct foreign exchange or other significant market risk.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's unsecured line of credit. The Company typically incurs fixed rate debt obligations to finance acquisitions and capital expenditures, while it typically incurs floating rate debt obligations to finance working capital needs and as a temporary measure in advance of securing long-term fixed rate financing. The Company continuously evaluates its level of floating rate debt with respect to total debt and other factors, including its assessment of the current and future economic environment.

The Company also utilizes certain derivative financial instruments to limit market risk. Interest rate protection agreements are used to convert floating rate debt to a fixed rate basis or vice versa. Derivatives are used for hedging purposes rather than speculation. The Company does not enter into financial instruments for trading purposes.

The fair values of the Company's financial instruments (including such items in the financial statement captions as cash and cash equivalents, other assets, lines of credit, accounts payable and accrued expenses, rents received in advance and other liabilities) approximate their carrying or contract values based on their nature, terms and interest rates that approximate current market rates. The fair value of the Company's mortgage notes payable and unsecured notes approximates their carrying value at December 31, 2001.

The Company had total outstanding floating rate debt of approximately $896.0 million, or 15.6% of the Company's total debt at December 31, 2001, including the effects of any interest rate protection agreements. If market rates of interest on all of the Company's floating rate debt permanently increased by 32 basis points (a 10% increase), the increase in interest expense on the Company's floating rate debt would decrease future earnings and cash flows by approximately $2.9 million. If market rates of interest on all of the Company's floating rate debt permanently decreased by 32 basis points (a 10% decrease), the decrease in interest expense on the Company's floating rate debt would increase future earnings and cash flows by approximately $2.9 million.

These amounts were determined by considering the impact of hypothetical interest rates on the Company's financial instruments. The foregoing assumptions apply to the entire amount of the Company's floating rate debt and does not differentiate among maturities. These analyses do not consider the effects of the changes in overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure or results other than interest expense.

The Company cannot predict the effect of adverse changes in interest rates on its floating rate debt and, therefore, its exposure to market risk, nor can there be any assurance that fixed rate, long term debt will be available to the Company at advantageous pricing. Consequently, future results may differ materially from the estimated adverse changes discussed above.

Amounts in thousands except for share amounts

December 31,	2001	2000
ASSETS		
Investment in real estate		
Land	$ 1,840,170	$ 1,770,019
Depreciable property	11,096,847	10,782,311
Construction in progress	79,166	39,209
	13,016,183	12,591,539
Accumulated depreciation	(1,718,845)	(1,352,236)
Investment in real estate, net of accumulated depreciation	11,297,338	11,239,303
Real estate held for disposition	3,371	51,637
Cash and cash equivalents	51,603	23,772
Investment in mortgage notes, net	–	77,184
Investments in unconsolidated entities	397,237	322,409
Rents receivable	2,400	1,801
Deposits – restricted	218,557	231,639
Escrow deposits – mortgage	76,700	70,470
Deferred financing costs, net	27,011	29,706
Rental furniture, net	20,168	60,183
Property and equipment, net	3,063	7,620
Goodwill, net	47,291	67,589
Other assets	90,886	80,653
Total assets	$12,235,625	$12,263,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 3,286,814	$ 3,230,611
Notes, net	2,260,944	2,120,079
Lines of credit	195,000	355,462
Accounts payable and accrued expenses	108,254	107,818
Accrued interest payable	62,360	51,877
Rents received in advance and other liabilities	83,005	100,819
Security deposits	47,644	46,272
Distributions payable	141,832	18,863
Total liabilities	6,185,853	6,031,801
Commitments and contingencies		
Minority Interests:		
Operating Partnership	379,898	415,838
Preference Interests	246,000	186,000
Junior Preference Units	5,846	7,896
Partially Owned Properties	4,078	2,884
Total Minority Interests	635,822	612,618
Shareholders' equity:		
Preferred Shares of beneficial interest, $.01 par value; 100,000,000 shares authorized; 11,344,521 shares issued and outstanding as of December 31, 2001 and 20,003,166 shares issued and outstanding as of December 31, 2000	966,671	1,183,136
Common Shares of beneficial interest, $.01 par value; 1,000,000,000 shares authorized; 271,621,374 shares issued and outstanding as of December 31, 2001 and 265,232,750 shares issued and outstanding as of December 31, 2000	2,716	2,652
Paid in capital	4,892,744	4,753,371
Employee notes	(4,043)	(4,346)
Deferred compensation	(25,778)	(14,915)
Distributions in excess of accumulated earnings	(385,320)	(300,351)
Accumulated other comprehensive loss	(33,040)	–
Total shareholders' equity	5,413,950	5,619,547
Total liabilities and shareholders' equity	$12,235,625	$12,263,966

See accompanying notes.

Amounts in thousands except per share data

Year Ended December 31,	2001	2000	1999
REVENUES			
Rental income	$ 2,074,961	$ 1,955,046	$ 1,711,738
Fee and asset management	7,498	6,520	5,088
Interest income – investment in mortgage notes	8,786	11,192	12,559
Interest and other income	21,899	25,266	13,242
Furniture income	57,499	32,316	–
Total revenues	2,170,643	2,030,340	1,742,627
EXPENSES			
Property and maintenance	549,010	502,796	414,026
Real estate taxes and insurance	192,598	182,479	171,289
Property management	77,132	76,416	61,626
Fee and asset management	7,345	5,157	3,587
Depreciation	457,232	444,207	408,688
Interest:			
Expense incurred, net	355,250	366,622	330,548
Amortization of deferred financing costs	5,841	5,473	4,084
General and administrative	35,414	26,385	22,296
Furniture expenses	58,852	22,108	–
Amortization of goodwill	3,779	1,760	–
Impairment on furniture rental business	60,000	–	–
Impairment on technology investments	11,766	1,000	–
Total expenses	1,814,219	1,634,403	1,416,144
Income before allocation to Minority Interests, income from investments in unconsolidated entities, net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle	356,424	395,937	326,483
Allocation to Minority Interests:			
Operating Partnership	(32,829)	(41,761)	(29,536)
Partially Owned Properties	(2,249)	132	–
Income from investments in unconsolidated entities	3,772	2,309	3,850
Net gain on sales of real estate	149,293	198,426	93,535
Income before extraordinary items and cumulative effect of change in accounting principle	474,411	555,043	394,332
Extraordinary items	444	(5,592)	(451)
Cumulative effect of change in accounting principle	(1,270)	–	–
Net income	473,585	549,451	393,881
Preferred distributions	(106,119)	(111,941)	(113,196)
Net income available to Common Shares	$ 367,466	$ 437,510	$ 280,685
Net income per share – basic	$ 1.37	$ 1.69	$ 1.15
Net income per share – diluted	$ 1.36	$ 1.67	$ 1.14
Weighted average Common Shares outstanding – basic	267,349	259,015	244,350
Weighted average Common Shares outstanding – diluted	295,552	291,266	271,310
Distributions declared per Common Share outstanding	$ 1.680	$ 1.575	$ 1.470
Comprehensive income:			
Net income	$ 473,585	$ 549,451	$ 393,881
Other comprehensive income (loss) – derivative instruments:			
Cumulative effect of change in accounting principle	(5,334)	–	–
Unrealized holding (losses) arising during the year	(17,909)	–	–
Equity in unrealized holding (losses) arising during the year – unconsolidated entities	(10,366)	–	–
Losses reclassified into earnings from other comprehensive income	569	–	–
Comprehensive income	$ 440,545	$ 549,451	$ 393,881

See accompanying notes.

Amounts in thousands

Year Ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 473,585	$ 549,451	$ 393,881
Adjustments to reconcile net income to net cash provided by operating activities:			
Allocation to Minority Interests:			
Operating Partnership	32,829	41,761	29,536
Partially Owned Properties	2,249	(132)	–
Cumulative effect of change in accounting principle	1,270	–	–
Depreciation	467,942	449,584	408,688
Amortization of deferred financing costs	5,841	5,473	4,084
Amortization of discount on investment in mortgage notes	(2,256)	(1,249)	(1,165)
Amortization of goodwill	3,779	1,760	–
Amortization of discounts and premiums on debt	(1,841)	(2,332)	(2,322)
Amortization of deferred settlements on interest rate protection agreements	591	333	987
Impairment on furniture rental business	60,000	–	–
Impairment on technology investments	11,766	1,000	–
Income from investments in unconsolidated entities	(3,772)	(2,309)	(3,850)
Net gain on sales of real estate	(149,293)	(198,426)	(93,535)
Net loss (gain) on sales of property and equipment	109	(4)	–
Extraordinary items	(444)	5,592	451
Unrealized gain on interest rate protection agreements	(223)	–	–
Loss on sale of mortgage receivable	–	710	–
Book value of furniture sales and rental buyouts	11,411	6,345	–
Compensation paid with Company Common Shares	18,164	15,085	9,625
Changes in assets and liabilities:			
(Increase) decrease in rents receivable	(399)	(415)	3,559
(Increase) decrease in deposits – restricted	(10,468)	4,207	(9,953)
Additions to rental furniture	(18,611)	(13,661)	–
(Increase) decrease in other assets	(17,694)	(7,969)	54,820
(Decrease) in accounts payable and accrued expenses	(633)	(4,843)	(5,610)
Increase (decrease) in accrued interest payable	10,293	3,104	(6,387)
(Decrease) increase in rents received in advance and other liabilities	(4,315)	(11,489)	7,963
(Decrease) increase in security deposits	(103)	1,025	(1,802)
Net cash provided by operating activities	889,777	842,601	788,970
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate	(394,039)	(659,181)	(632,474)
Improvements to real estate	(150,927)	(137,404)	(134,716)
Additions to non-real estate property	(6,920)	(5,425)	(7,219)
Interest capitalized for real estate under development	(28,174)	(17,650)	(8,134)
Proceeds from disposition of real estate, net	566,068	721,032	329,342
Investment in property and equipment	(2,461)	(933)	–
Principal receipts on investment in mortgage notes	61,419	7,885	4,229
Investments in unconsolidated entities	(142,565)	(149,033)	(37,114)
Distributions from unconsolidated entities	28,332	19,243	7,125
Proceeds from refinancing of unconsolidated entities	24,404	1,695	–
Proceeds from disposition of unconsolidated entities	655	4,602	–
Repayments of equity from unconsolidated entities	7,336	–	–
Decrease (increase) in deposits on real estate acquisitions, net	52,340	(122,735)	(25,563)
Decrease (increase) in mortgage deposits	(1,626)	18,854	11,117
Purchase of management contract rights	–	(779)	(285)
Consolidation of previously Unconsolidated Properties	52,841	(5,083)	–
Business combinations, net of cash acquired	(8,785)	(242,281)	(18,274)
Other investing activities, net	(578)	3,243	(14,885)
Net cash provided by (used for) investing activities	57,320	(563,950)	(526,851)

(Continued on next page). See accompanying notes.

Amounts in thousands

Year Ended December 31,	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES:			
Loan and bond acquisition costs	$ (4,483)	$ (3,590)	$ (9,522)
Mortgage notes payable:			
Proceeds, net	91,583	729,978	204,986
Lump sum payoffs	(364,229)	(380,541)	(105,846)
Scheduled principal repayments	(32,671)	(27,719)	(21,147)
Prepayment premiums/fees	(208)	(5,801)	(451)
Notes, net:			
Proceeds	299,316	–	298,014
Lump sum payoffs	(150,000)	(208,000)	(152,266)
Scheduled principal repayments	(4,774)	(498)	–
Lines of credit:			
Proceeds	738,491	808,637	1,372,000
Repayments	(898,953)	(820,631)	(1,388,383)
(Payments) proceeds from settlement of interest rate protection agreements	(7,369)	7,055	1,380
Proceeds from sale of Common Shares	8,991	7,676	7,717
Proceeds from sale of Preferred Shares/Units	60,000	146,000	40,000
Proceeds from exercise of options	65,411	25,228	30,750
Common Shares repurchased and retired	–	–	(6,252)
Redemption of Preferred Shares	(210,500)	–	–
Payment of offering costs	(2,223)	(3,944)	(1,625)
Distributions:			
Common Shares	(335,534)	(412,321)	(364,183)
Preferred Shares/Units	(110,194)	(111,943)	(113,153)
Minority Interests – Operating Partnership	(30,067)	(39,153)	(37,580)
Minority Interests – Partially Owned Properties	(32,156)	(920)	–
Principal receipts on employee notes, net	303	324	203
Principal receipts on other notes receivable, net	–	6,167	8,391
Net cash (used for) financing activities	(919,266)	(283,996)	(236,967)
Net increase (decrease) in cash and cash equivalents	27,831	(5,345)	25,152
Cash and cash equivalents, beginning of year	23,772	29,117	3,965
Cash and cash equivalents, end of year	$ 51,603	$ 23,772	$ 29,117
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest	$ 380,745	$ 380,853	$ 341,936
Mortgage loans assumed through real estate acquisitions	$ 91,623	$ 87,441	$ 69,885
Mortgage loans (assumed) by purchaser in real estate dispositions	$ 30,396	$ (345,762)	$ (12,500)
Transfers to real estate held for disposition	$ 3,371	$ 51,637	$ 12,868
Mortgage loans recorded as a result of consolidation of previously Unconsolidated Properties	$ 301,502	$ 80,134	$ –
Net (assets) liabilities recorded as a result of consolidation of previously Unconsolidated Properties	$ (20,839)	$ 515	$ –
Net real estate contributed in exchange for OP Units or preference units	$ –	$ 4,071	$ 28,232
Refinancing of mortgage notes payable in favor of notes, net	$ –	$ –	$ 92,180
Net (assets acquired) liabilities assumed through business combinations	$ –	$ (74,138)	$ (15,604)
Mortgage loans assumed through business combinations	$ –	$ 204,728	$ 499,654
Unsecured notes assumed through business combinations	$ –	$ 39,564	$ 2,266
Lines of credit assumed through business combinations	$ –	$ 67,456	$ 26,383
Valuation of Common Shares issued through business combinations	$ –	$ –	$ 181,124
Valuation of OP Units issued through business combinations	$ –	$ 37,228	$ –

(Continued from previous page). See accompanying notes.

Amounts in thousands

Year Ended December 31,	2001	2000	1999
PREFERRED SHARES			
Balance, beginning of year	$ 1,183,136	$ 1,310,266	$ 1,410,574
Redemption of 9 3/8% Series A Cumulative Redeemable	(153,000)	–	–
Conversion of Series E Cumulative Convertible	(5,845)	(9,860)	(75)
Redemption of 9.65% Series F Cumulative Redeemable	(57,500)	–	–
Conversion of 7.25% Series G Convertible Cumulative	–	(75)	–
Conversion of 7.00% Series H Cumulative Convertible	(120)	(2,215)	(228)
Conversion of 8.82% Series I Cumulative Convertible	–	–	(100,000)
Conversion of 8.60% Series J Cumulative Convertible	–	(114,980)	(5)
Balance, end of year	$ 966,671	$ 1,183,136	$ 1,310,266
COMMON SHARES, $.01 PAR VALUE			
Balance, beginning of year	$ 2,652	$ 2,550	$ 2,364
Issuance in connection with Mergers and acquisitions	–	–	80
Issuance through conversion of OP Units into Common Shares	18	18	24
Issuance through exercise of options	32	16	20
Issuance through restricted share and performance-based grants, net	7	2	6
Issuance through Share Purchase – DRIP Plan and Dividend Reinvestment – DRIP Plan	1	2	2
Issuance through Employee Share Purchase Plan	3	2	4
Issuance through conversion of Preferred Shares into Common Shares	3	62	52
Common Shares repurchased and retired	–	–	(2)
Balance, end of year	$ 2,716	$ 2,652	$ 2,550
PAID IN CAPITAL			
Balance, beginning of year	$ 4,753,371	$ 4,540,869	$ 4,175,747
Issuance of Common Shares in connection with Mergers and acquisitions	–	940	181,044
Issuance of Common Shares through conversion of OP Units into Common Shares	47,457	42,757	39,671
Issuance of Common Shares through exercise of options	65,379	25,212	30,730
Issuance through restricted share and performance-based grants, net	29,020	11,773	18,769
Issuance of Common Shares through Share Purchase – DRIP Plan	910	595	954
Issuance of Common Shares through Dividend Reinvestment – DRIP Plan	1,149	1,664	1,524
Issuance of Common Shares through Employee Share Purchase Plan	6,931	5,413	5,233
Issuance of Common Shares through 401(k) Plan	–	–	1,248
Issuance of Common Shares through conversion of Preferred Shares into Common Shares	5,962	127,068	100,256
Common Shares repurchased and retired	–	–	(6,250)
Offering costs	(2,223)	(3,944)	(1,625)
Receipts (advances) on other notes receivable, net	–	4,045	(4,045)
Adjustment for Minority Interests ownership in Operating Partnership	(15,212)	(3,021)	(2,387)
Balance, end of year	$ 4,892,744	$ 4,753,371	$ 4,540,869

(Continued on next page). See accompanying notes.

Amounts in thousands

Year Ended December 31,		2001		2000		1999
EMPLOYEE NOTES						
Balance, beginning of year	$	(4,346)	$	(4,670)	$	(4,873)
Principal receipts, net		303		324		203
Balance, end of year	$	(4,043)	$	(4,346)	$	(4,670)
DEFERRED COMPENSATION						
Balance, beginning of year	$	(14,915)	$	(18,225)	$	(7,827)
Shares granted, net of cancellations		(29,027)		(11,775)		(20,023)
Amortization of shares to compensation expense		18,164		15,085		9,625
Balance, end of year	$	(25,778)	$	(14,915)	$	(18,225)
DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS						
Balance, beginning of year	$	(300,351)	$	(325,856)	$	(245,538)
Net income		473,585		549,451		393,881
Common Share distributions		(452,435)		(412,005)		(361,003)
Preferred Share distributions		(87,504)		(100,855)		(112,011)
Preference Interest distributions		(18,263)		(10,650)		(836)
Junior Preference Unit distributions		(352)		(436)		(349)
Balance, end of year	$	(385,320)	$	(300,351)	$	(325,856)
ACCUMULATED OTHER COMPREHENSIVE LOSS						
Balance, beginning of year	$	–	$	–	$	–
Accumulated other comprehensive loss – derivative instruments:						
Cumulative effect of change in accounting principle		(5,334)		–		–
Unrealized holding (losses) arising during the year		(17,909)		–		–
Equity in unrealized holding (losses) arising during the year – unconsolidated entities		(10,366)		–		–
Losses reclassified into earnings from other comprehensive income		569		–		–
Balance, end of year	$	(33,040)	$	–	$	–

(Continued from previous page). See accompanying notes.

1. BUSINESS AND FORMATION OF THE COMPANY

Equity Residential Properties Trust, formed in March 1993 ("EQR"), is a self-administered and self-managed equity real estate investment trust ("REIT"). As used herein, the term "Company" means EQR, and its subsidiaries, as the survivor of the mergers between EQR and each of Wellsford Residential Property Trust, Evans Withycombe Residential, Inc., Merry Land & Investment Company, Inc. and Lexford Residential Trust (collectively, the "Mergers"). The Company also includes the businesses formerly operated by Globe Business Resources, Inc. ("Globe") and Grove Property Trust ("Grove"). The Company completed the sale of its Globe furniture rental business on January 11, 2002. The Company has elected to be taxed as a REIT under Section 856(c) of the Internal Revenue Code 1986, as amended (the "Code").

EQR is the general partner of, and as of December 31, 2001, owned an approximate 92.1% ownership interest in, ERP Operating Limited Partnership (the "Operating Partnership"). The Company conducts substantially all of its business and owns substantially all of its assets through the Operating Partnership. The Operating Partnership is, in turn, directly or indirectly, a partner, member or shareholder of numerous partnerships, limited liability companies and corporations which have been established primarily to own fee simple title to multifamily properties or to conduct property management activities and other businesses related to the ownership and operation of multifamily residential real estate. References to the Company include the Operating Partnership and each of the partnerships, limited liability companies and corporations controlled by the Operating Partnership or EQR.

The Company is engaged in the acquisition, ownership, management, operation and disposition of multifamily properties. As of December 31, 2001, the Company owned or had interests in a portfolio of 1,076 multifamily properties (individually a "Property" and collectively the "Properties") containing 224,801 apartment units located in 36 states consisting of the following:

	Number of Properties	Number of Units
Wholly Owned Properties	955	199,698
Partially Owned Properties	36	6,931
Unconsolidated Properties	85	18,172
Total Properties	1,076	224,801

The Company accounts for its ownership interest in the 955 "Wholly Owned Properties" under the consolidation method of accounting. The Company beneficially owns 100% fee simple title to 948 of the 955 Wholly Owned Properties. The Company has a leasehold estate ownership interest in one Property. As such, the Company owns the real estate building and improvements and leases the land underlying the improvements under a long-term ground lease that expires in 2066. This one Property is consolidated and reflected as a real estate asset while the ground lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, *Accounting for Leases*. The Company owns the debt collateralized by two Properties and owns an interest in the debt collateralized by the remaining four Properties. The Company consolidates its interest in these six Properties in accordance with the accounting standards outlined in the AcSEC guidance for real estate acquisition, development and construction arrangements issued in the CPA letter dated February 10, 1986, and as such, reflects these assets as real estate in the consolidated financial statements.

The "Partially Owned Properties" are controlled and partially owned by the Company but have partners with minority interests and are accounted for under the consolidation method of accounting. The "Unconsolidated Properties" are partially owned but not controlled by the Company and consist of investments in partnership interests and/or subordinated mortgages that are accounted for under the equity method of accounting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Mergers and acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16. The fair value of the consideration given by the Company in the Mergers was used as the valuation basis for each of the combinations. The accompanying consolidated statements of operations and cash flows include the results of the Properties purchased through the Mergers and through acquisitions from their respective closing dates.

Due to the Company's ability as general partner to control either through ownership or by contract the Operating Partnership and its subsidiaries, other than entities owning interests in the Unconsolidated Properties and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary has been consolidated with the Company for financial reporting purposes. In July 2001, the Company acquired 100% of a management company entity, which had a controlling ownership interest in a portfolio of 21 previously Unconsolidated Properties. Subsequent to this transaction, the Company consolidated these 21 Properties. In September 2001, the Company acquired the remaining 5% of the preferred stock it did not own and 100% of the voting common stock in two other management company entities. As a result, the Company now wholly-owns these two entities. The Company consolidated the results of these two entities prior to this transaction despite not having legal control, the effects of which were immaterial.

Real Estate Assets and Depreciation

Real estate is recorded at cost less accumulated depreciation less an adjustment, if any, for impairment. A land value is assigned based on the purchase price if land is acquired separately or based on market research if acquired in a merger or in a single or portfolio acquisition.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 30-year estimated life for buildings and a five-year estimated life for initial furniture, fixtures and equipment. Replacements inside a unit such as appliances and carpeting, are depreciated over a five-year estimated life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years. Initial direct leasing costs are expensed as incurred as such expense approximates the deferral and amortization of initial direct leasing costs over the lease terms. Property sales or dispositions are recorded when title transfers and sufficient consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts. Any gain or loss on sale of disposition is recognized in accordance with accounting principles generally accepted in the United States.

The Company classifies real estate assets as real estate held for disposition when it is certain a property will be disposed.

The Company classifies Properties under development and/or expansion and properties in the lease up phase as construction in progress until construction has been completed and all certificates of occupancy permits have been obtained. The Company also classifies land relating to construction in progress as land on its balance sheet.

Asset Impairment

For real estate properties held for use, the Company follows the guidance in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, in determining whether an impairment loss exists. The Company first determines whether any indicators of impairment exist. If indicators exist, the Company compares the expected future undiscounted cash flows for an operating property against the carrying amount of that property. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the property, an impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the property.

For real estate properties to be disposed of, an impairment loss is recognized when the estimated fair value of the real estate, less the estimated cost to sell, is less than the carrying amount of the real estate measured at the time it is certain that the Company will sell the property. Real estate held for disposition is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell.

For all other assets, including property and equipment and goodwill, the Company also follows the guidance in SFAS No. 121 in determining whether an impairment loss exists. The Company reviews the current net book value taking into consideration existing business and economic conditions as well as projected operating cash flows. See Note 20 for further discussion.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which is effective for fiscal years beginning after December 15, 2001. The Company adopted the standard effective January 1, 2002, which did not have any impact on the Company's financial condition and results of operations.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at each institution periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate their non-performance.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the Company's lines of credit, long-term financings and costs for certain interest rate protection agreements. These costs are amortized over the terms of the related debt. Unamortized financing costs are written-off when debt is retired before the maturity date. The accumulated amortization of such deferred financing costs was $22.9 million and $17.7 million at December 31, 2001 and 2000, respectively.

Rental Furniture

Rental furniture is stated at cost and depreciated on a straight-line basis at a rate of 1% per month, which is designed to approximate an estimated useful life of four years with provision for a 50% residual value. The accumulated depreciation of rental furniture was $419,000 and $725,000 at December 31, 2001 and 2000, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation expense is provided on a straight-line basis over estimated useful lives of three to ten years. The accumulated depreciation of property and equipment was $2.6 million and $1.1 million at December 31, 2001 and 2000, respectively.

Goodwill

Goodwill is amortized on a straight-line basis over a period of 20 years. The Company periodically reviews goodwill for impairment and if a permanent decline in value has occurred, the Company would reduce its goodwill balance to fair value. The accumulated amortization of goodwill was $5.5 million and $1.8 million at December 31, 2001 and 2000, respectively.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires companies to eliminate the amortization of goodwill in favor of a periodic impairment based approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted the standard effective January 1, 2002, which did not have a material impact on the Company's financial condition and results of operations.

Derivative Instruments and Hedging Activities

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

On January 1, 2001, the Company adopted SFAS No. 133 and its amendments (SFAS Nos. 137 and 138), *Accounting for Derivative Instruments and Hedging Activities*, which requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria of SFAS No. 133 is marked-to-market each period.

As of January 1, 2001, the adoption of the new standard resulted in derivative instruments reported on the balance sheet as liabilities of approximately $6.6 million; an adjustment of approximately $5.3 million to accumulated other comprehensive loss, which are gains and losses not affecting retained earnings in the consolidated statement of shareholders' equity; and a charge of approximately $1.3 million as a cumulative effect of change in accounting principle in the consolidated statement of operations.

At December 31, 2001, the Company had entered into swaps which have been designated as cash flow hedges with an aggregate notional amount of $626.4 million at interest rates ranging from 3.65125% to 6.15% maturing at various dates ranging from 2003 to 2007 with a net liability fair value of $23.3 million; and swaps which have been designated as fair value hedges with an aggregate notional amount of $396.4 million at interest rates ranging from 4.458% to 7.25% maturing at various dates ranging from 2003 to 2011 with a net asset fair value of $4.6 million.

At December 31, 2001, the Company's joint venture development partners had entered into swaps to hedge the interest rate risk exposure on unconsolidated floating rate construction mortgage loans. The Company has recorded its proportionate share of these qualifying hedges on its consolidated balance sheet. These swaps have been designated as cash flow hedges with a current aggregate notional amount of $302.5 million (notional amounts range from $139.7 million to $525.1 million over the terms of the swaps) at interest rates ranging from 4.13% to 7.35% maturing at various dates ranging from 2002 to 2005 with a net liability fair value of $10.4 million.

As of December 31, 2001, there were approximately $32.6 million in deferred losses, net, included in accumulated other comprehensive loss. On December 31, 2001, the net derivative instruments were reported at their fair value as other liabilities of approximately $18.7 million and as a reduction to investment in unconsolidated entities of approximately $10.4 million. The Company expects to recognize an estimated $14.3 million of accumulated other comprehensive loss as additional interest expense during the twelve months ending December 31, 2002, of which $6.5 million is related to the development joint venture swaps.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments (excluding the Company's investment in mortgage notes – see Note 8), including cash and cash equivalents, mortgage notes payable, other notes payable, lines of credit and other financial instruments, approximate their carrying or contract values.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Interest income is recorded on an accrual basis. Leases entered into between a resident and a Property for the rental of an apartment unit are year-to-year, renewable upon consent of both parties on a year-to-year or month-to-month basis.

Leases of furniture generally have an initial term of three to six months in duration and can be extended by the customer on a month-to-month basis. Furniture rentals are accounted for as operating leases, and revenue is recorded in the month earned. For sales of furniture, as well as rental buyouts, revenue and related cost of sales are recorded when the furniture is delivered or taken off lease. Revenues from both furniture rentals and sales are included in furniture income while the associated costs of those rentals and sales are included in furniture operating expenses in the consolidated statements of operations.

The Company adopted the provisions of Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition*, effective October 1, 2000. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB No. 101 did not have a material impact on the Company's financial condition and results of operations.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations of the Properties and management business, the results of operations generally contain no provision for federal income taxes. The Company is subject to certain state and local income, excise and franchise taxes. The aggregate cost of land and depreciable property for federal income tax purposes as of December 31, 2001 and 2000 was approximately $8.6 billion and $9.0 billion, respectively.

Effective in 2001, the Company has elected Taxable REIT Subsidiary ("TRS") status for certain of its corporate subsidiaries. The provisions for federal income taxes for these TRS entities were not material during 2001 and were recognized as general and administrative expenses in the consolidated statements of operations.

During the years ended December 31, 2001, 2000 and 1999, the Company's tax treatment of distributions were as follows:

Year Ended December 31,	2001	2000	1999
Tax treatment of distributions:			
Ordinary income	$ 1.369	$ 1.528	$ 1.280
Return of capital	–	–	0.130
Long-term capital gain	0.220	0.016	0.044
Unrecaptured section 1250 gain	0.091	0.031	0.016
Distributions declared per Common Share outstanding	$ 1.680	$ 1.575	$ 1.470

Minority Interests

Operating Partnership: Net income is allocated to minority interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of Operating Partnership Units ("OP Units") held by the minority interests by the total OP Units held by the minority interests and the Company. Issuance of additional common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), and OP Units changes the ownership interests of both the minority interests and the Company. Such transactions and the proceeds therefrom are treated as capital transactions.

Partially Owned Properties: The Company reflects minority interests in partially owned properties on the balance sheet for the portion of properties consolidated by the Company that are not wholly owned by the Company. The earnings or losses from those properties attributable to the minority interests are reflected as minority interests in partially owned properties in the consolidated statements of operations.

Use of Estimates

In preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to the previously reported financial statements in order to provide comparability with the 2001 statements reported herein. These reclassifications have not changed the results of operations or shareholders' equity.

Reportable Segments

The Company has one primary reportable business segment, which consists of investment in rental real estate. The Company's primary business is owning, managing and operating multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents.

The primary financial measure for the Company's rental real estate segment is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying statements of operations). Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance.

During the acquisition, development and/or disposition of real estate, the NOI return on total capitalized costs is the primary measure of financial performance (capitalization rate) the Company considers.

The Company's fee and asset management activity and furniture rental/sales activities are immaterial and do not meet the threshold requirements of a reportable segment as provided for in SFAS No. 131.

All revenues are from external customers and there is no customer who contributed 10% or more of the Company's total revenues during 2001, 2000 or 1999.

Other

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires companies to account for all business combinations using the purchase method of accounting. SFAS No. 141 is effective for fiscal years beginning after December 15, 2001. The Company adopted the standard effective January 1, 2002, which did not have any impact on the Company's financial condition and results of operations.

3. BUSINESS COMBINATIONS

On October 1, 1999, the Company acquired Lexford Residential Trust ("LFT")(the "LFT Merger"), which included 402 Properties containing 36,609 units and other related assets for a total purchase price of approximately $738 million. In connection with the LFT Merger, each outstanding common share of beneficial interest of LFT was converted into 0.926 of a Common Share of the Company. The purchase price consisted of 8.0 million Common Shares issued by the Company with a market value of $181.1 million, the assumption of mortgage indebtedness, a term loan and a line of credit in the amount of $528.3 million, the acquisition of other assets of approximately $40.9 million, the assumption of other liabilities of approximately $25.3 million and other merger related costs of approximately $24.5 million.

On July 11, 2000, the Company acquired Globe in an all cash and debt transaction valued at $163.2 million. Globe provided fully furnished short-term housing through an inventory of leased housing units to transferring or temporarily assigned corporate personnel, new hires, trainees, consultants and individual customers throughout the United States. Additionally, Globe rents and sells furniture to a diversified base of commercial and residential customers throughout the United States. Shareholders of Globe received $13.00 per share, which approximated $58.7 million in cash based on the 4.5 million Globe shares outstanding. In addition, the Company:

- Acquired $94.8 million in other Globe assets and assumed $29.6 million in other Globe liabilities;
- Allocated $68.4 million to goodwill;
- Recorded acquisition costs of $4.5 million; and
- Assumed $70.4 million in debt, which included $1.4 million in mortgage debt, $39.5 million in unsecured notes, and Globe's line of credit of $29.5 million outstanding.

On July 21, 2000, the Company, through its Globe subsidiary, acquired Temporary Quarters, Inc., the leading corporate housing provider in Atlanta, Georgia, in a $3.3 million all cash transaction.

During 2001 and prior to the one-year anniversary of the Globe acquisition, the Company recorded net increases to goodwill of $9.5 million to reallocate the original purchase price recorded at the acquisition date. Also during 2001, the Company recorded a $60.0 million asset impairment charge related to its furniture rental business. See Note 20.

On January 11, 2002, the Company sold the former Globe furniture rental business for approximately $30.0 million in cash, which approximated the net book value at the sale date. The Company has retained ownership of the former Globe short-term furnished housing business, which is now known as Equity Corporate Housing.

On October 31, 2000, the Company acquired Grove, which included 60 properties containing 7,308 units for a total purchase price of $463.2 million. The Company:

- Paid $17.00 per share or $141.6 million in cash to purchase the 8.3 million outstanding common shares of Grove;
- Paid $17.00 per unit or $12.4 million in cash to purchase 0.7 million in Grove OP Units outstanding at the merger date;
- Converted 2.1 million Grove OP Units to 1.6 million of the Operating Partnership's OP Units using the conversion ratio of 0.7392 (after cash-out of fractional units). The value of these converted OP Units totaled $37.2 million;
- Assumed $241.3 million in Grove debt, which included first and second mortgages totaling $203.4 million and Grove's line of credit totaling $38.0 million;
- Acquired $20.1 million in other Grove assets and assumed $11.2 million in other Grove liabilities, including a contingent earnout liability totaling $1.5 million. This amount represents the estimated additional cash or OP Units required to be funded to the previous owners of Glen Meadow Apartments upon the transition of this property from subsidized to market rents; and
- Recorded acquisition costs of $19.5 million.

All of the amounts stated above related to these business combinations were based on management's best estimates, which were subject to adjustment within one year of the respective closing dates.

4. SHAREHOLDERS' EQUITY AND MINORITY INTERESTS

On October 11, 2001, the Company effected a two-for-one split of its Common Shares and OP Units to shareholders and unit holders of record as of September 21, 2001. All Common Shares and OP Units presented have been retroactively adjusted to reflect the Common Share and OP Unit split.

The following table presents the changes in the Company's issued and outstanding Common Shares for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Common Shares outstanding at January 1,	265,232,750	254,901,596	236,460,018
Common Shares Issued:			
Conversion of LFT common shares	–	–	8,037,434
Conversion of Series E Preferred Shares	260,078	438,810	3,338
Conversion of Series G Preferred Shares	–	2,560	–
Conversion of Series H Preferred Shares	6,972	128,280	13,160
Conversion of all Series I Preferred Shares	–	–	5,133,594
Conversion of all Series J Preferred Shares	–	5,644,024	244
Employee Share Purchase Plan	310,261	299,580	295,770
Dividend Reinvestment – DRIP Plan	42,649	69,504	72,264
Share Purchase – DRIP Plan	33,106	26,374	45,068
Exercise of options	3,187,217	1,370,186	2,026,384
Restricted share grants, net	730,982	475,862	613,000
Conversion of OP Units	1,817,359	1,875,974	2,435,642
Profit-sharing/401(k) Plan contribution	–	–	60,520
Common Shares Other:			
Common Shares repurchased and retired	–	–	(296,906)
Common Shares other	–	–	2,066
Common Shares outstanding at December 31,	271,621,374	265,232,750	254,901,596

On December 12, 2001, the Company's shareholders approved an amendment to the Company's Declaration of Trust to increase the total number of authorized Common Shares from 350.0 million to 1.0 billion.

On February 3, 1998, the Company filed with the SEC a Form S-3 Registration Statement to register $1 billion of equity securities. The SEC declared this registration statement effective on February 27, 1998. In addition, the Company carried over $272 million related to the registration statement effective on August 4, 1997. As of December 31, 2001, $1.1 billion remained available for issuance under this registration statement.

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for a partnership interest are collectively referred to as the "Minority Interests – Operating Partnership". As of December 31, 2001 and 2000, the Minority Interests – Operating Partnership held 23,197,192 and 24,857,502 OP Units, respectively. As a result, the Minority Interests had a 7.87% and 8.57% interest in the Operating Partnership at December 31, 2001 and 2000, respectively. Assuming conversion of all OP Units into Common Shares, total Common Shares outstanding at December 31, 2001 and 2000 would have been 294,818,566 and 290,090,252, respectively.

Net proceeds from the Company's Common Share and Preferred Share (see definition below) offerings are contributed by the Company to the Operating Partnership in return for an increased ownership percentage and are treated as capital transactions in the Company's consolidated financial statements. As a result, the net offering proceeds from Common Shares are allocated between shareholders' equity and Minority Interests – Operating Partnership to account for the change in their respective percentage ownership of the underlying equity of the Operating Partnership.

The declaration of trust of the Company provides that the Company may issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (the "Preferred Shares"), with specific rights, preferences and other attributes as the Board of Trustees may determine, which may include preferences, powers and rights that are senior to the rights of holders of the Company's Common Shares.

The following table presents the Company's issued and outstanding Preferred Shares as of December 31, 2001 and 2000:

	Redemption Rate (1)(2)	Conversion Rate (2)	Annual Dividend Rate per Share (3)	Amounts in thousands	
				December 31, 2001	December 31, 2000
Preferred Shares of beneficial interest, $.01 par value; 100,000,000 shares authorized:					
9 3/8% Series A Cumulative Redeemable Preferred; liquidation value $25 per share; 0 and 6,120,000 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	6/1/00	N/A	(4)	$ –	$ 153,000
9 1/8% Series B Cumulative Redeemable Preferred; liquidation value $250 per share; 500,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	10/15/05	N/A	$22.81252	125,000	125,000
9 1/8% Series C Cumulative Redeemable Preferred; liquidation value $250 per share; 460,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	9/9/06	N/A	$22.81252	115,000	115,000
8.60% Series D Cumulative Redeemable Preferred; liquidation value $250 per share; 700,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	7/15/07	N/A	$21.50000	175,000	175,000
Series E Cumulative Convertible Preferred; liquidation value $25 per share; 3,365,794 and 3,599,615 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	11/1/98	1.1128	$1.75000	84,145	89,990
9.65% Series F Cumulative Redeemable Preferred; liquidation value $25 per share; 0 and 2,300,000 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	8/24/00	N/A	(4)	–	57,500
7 1/4% Series G Convertible Cumulative Preferred; liquidation value $250 per share; 1,264,700 shares issued and outstanding at December 31, 2001 and December 31, 2000	9/15/02	8.5360	$18.12500	316,175	316,175
7.00% Series H Cumulative Convertible Preferred; liquidation value $25 per share; 54,027 and 58,851 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	6/30/98	1.4480	$1.75000	1,351	1,471
8.29% Series K Cumulative Redeemable Preferred; liquidation value $50 per share; 1,000,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	12/10/26	N/A	$4.14500	50,000	50,000
7.625% Series L Cumulative Redeemable Preferred; liquidation value $25 per share; 4,000,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	2/13/03	N/A	$1.90625	100,000	100,000
				$ 966,671	$1,183,136

(1) On or after the redemption date, redeemable preferred shares (Series B, C, D, K and L) may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any.

(2) On or after the redemption date, convertible preferred shares (Series E, G & H) may be redeemed under certain circumstances for cash or Common Shares at the option of the Company, in whole or in part, at various redemption prices per share based upon the contractual conversion rate, plus accrued and unpaid distributions, if any. The conversion rate listed for Series G is the Preferred Share rate and the equivalent Depositary Share rate is 0.8536.

(3) Dividends on all series of Preferred Shares are payable quarterly at various pay dates. Dividend rates listed for Series B, C, D and G are Preferred Share rates and the equivalent Depositary Share annual dividend rates are $2.281252, $2.281252, $2.15 and $1.8125, respectively.

(4) On June 25, 2001, the Company redeemed all of its outstanding Series A and F Cumulative Redeemable Preferred Shares at their liquidation values for total cash consideration of $210.5 million.

The liquidation value of the Preference Interests and the Junior Preference Units (both as defined below) are included as separate components of Minority Interests in the consolidated balance sheets and the distributions incurred are included in preferred distributions in the consolidated statements of operations.

During 2001, 2000 and 1999, the Company, through a subsidiary of the Operating Partnership, issued various Preference Interest series with an equity value of $246.0 million receiving net proceeds of $239.9 million. The following table presents the issued and outstanding Preference Interests as of December 31, 2001 and December 31, 2000:

	Redemption Date (1)(2)	Conversion Rate (2)	Annual Dividend Rate per Unit (3)	Amounts in thousands December 31, 2001	December 31, 2000
Preference Interests:					
8.00% Series A Cumulative Redeemable Preference Interests; liquidation value $50 per unit; 800,000 units issued and outstanding at December 31, 2001 and December 31, 2000	10/01/04	N/A	$4.0000	$ 40,000	$ 40,000
8.50% Series B Cumulative Redeemable Preference Units; liquidation value $50 per unit; 1,100,000 units issued and outstanding at December 31, 2001 and December 31, 2000	03/03/05	N/A	$4.2500	55,000	55,000
8.50% Series C Cumulative Redeemable Preference Units; liquidation value $50 per unit; 220,000 units issued and outstanding at December 31, 2001 and December 31, 2000	03/23/05	N/A	$4.2500	11,000	11,000
8.375% Series D Cumulative Redeemable Preference Units; liquidation value $50 per unit; 420,000 units issued and outstanding at December 31, 2001 and December 31, 2000	05/01/05	N/A	$4.1875	21,000	21,000
8.50% Series E Cumulative Redeemable Preference Units; liquidation value $50 per unit; 1,000,000 units issued and outstanding at December 31, 2001 and December 31, 2000	08/11/05	N/A	$4.2500	50,000	50,000
8.375% Series F Cumulative Redeemable Preference Units; liquidation value $50 per unit; 180,000 units issued and outstanding at December 31, 2001 and December 31, 2000	05/01/05	N/A	$4.1875	9,000	9,000
7.875% Series G Cumulative Redeemable Preference Units; liquidation value $50 per unit; 510,000 units issued and outstanding at December 31, 2001	03/21/06	N/A	$3.9375	25,500	–
7.625% Series H Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 190,000 units issued and outstanding at December 31, 2001	03/23/06	1.5108	$3.8125	9,500	–
7.625% Series I Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 270,000 units issued and outstanding at December 31, 2001	06/22/06	1.4542	$3.8125	13,500	–
7.625% Series J Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 230,000 units issued and outstanding at December 31, 2001	12/14/06	1.4108	$3.8125	11,500	–
				$ 246,000	$ 186,000

(1) On or after the fifth anniversary of the respective issuance (the "Redemption Date"), all of the Preference Interests may be redeemed for cash at the option of the Company, in whole or in part, at any time or from time to time, at a redemption price, payable in cash, equal to the liquidation preference of $50.00 per unit plus the cumulative amount of accrued and unpaid distributions, if any.

(2) On or after the tenth anniversary of the respective issuance (the "Conversion Date"), all of the Preference Interests are exchangeable at the option of the holder (in whole but not in part) on a one-for-one basis to a respective reserved series of EQR Preferred Shares. In addition, on or after the Conversion Date, the convertible Preference Interests (Series H, I & J) may be converted under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any.

(3) Dividends on all series of Preference Interests are payable quarterly on March 25th, June 25th, September 25th, and December 25th of each year.

The following table presents the Operating Partnership's issued and outstanding Junior Convertible Preference Units (the "Junior Preference Units") as of December 31, 2001 and December 31, 2000:

	Redemption Date	Conversion Rate	Annual Dividend Rate per Unit(3)	Amounts in thousands	
				December 31, 2001	December 31, 2000
Junior Preference Units:					
Series A Junior Convertible Preference Units; liquidation value $100 per unit; 56,616 and 77,123 units issued and outstanding at December 31, 2001 and December 31, 2000, respectively	(1)	4.0816	$5.46934	$ 5,662	$ 7,712
Series B Junior Convertible Preference Units; liquidation value $25 per unit; 7,367 units issued and outstanding at December 31, 2001 and December 31, 2000	(2)	(2)	$2.00000	184	184
				$ 5,846	$ 7,896

(1) On the fifth anniversary of the respective issuance (the "Redemption Date"), the Series A Junior Preference Units shall be automatically converted into OP Units based upon the conversion rate. Prior to the Redemption Date, the Operating Partnership or the holders may elect to convert the Series A Junior Preference Units to OP Units under certain circumstances based upon the conversion rate.

(2) On or after the tenth anniversary of the issuance (the "Redemption Date"), the Series B Junior Preference Units may be converted into OP Units at the option of the Operating Partnership based on the contractual conversion rate. Prior to the Redemption Date, the holders may elect to convert the Series B Junior Preference Units to OP Units under certain circumstances based on the contractual conversion rate. The contractual conversion rate is based upon a ratio dependent upon the closing price of EQR's Common Shares.

(3) Dividends on both series of Junior Preference Units are payable quarterly at various pay dates.

5. REAL ESTATE

The following table summarizes the carrying amounts for investment in real estate as of December 31, 2001 and 2000 (Amounts are in thousands):

	2001	2000
Land	$ 1,840,170	$ 1,770,019
Buildings and Improvements	10,577,332	10,338,971
Furniture, Fixtures and Equipment	519,515	443,340
Construction in Progress	79,166	39,209
Real Estate	13,016,183	12,591,539
Accumulated Depreciation	(1,718,845)	(1,352,236)
Real Estate, net	$ 11,297,338	$ 11,239,303

The following table summarizes the carrying amounts for the real estate held for disposition as of December 31, 2001 and 2000 (Amounts are in thousands):

	2001	2000
Land	$ 361	$ 5,645
Buildings and Improvements	3,157	50,739
Furniture, Fixtures and Equipment	140	2,105
Real Estate	3,658	58,489
Accumulated Depreciation	(287)	(6,852)
Real Estate Held for Disposition	$ 3,371	$ 51,637

During the year ended December 31, 2001, the Company acquired the fourteen properties and one parcel of land listed below from unaffiliated parties for a total purchase price of $387.8 million:

Date Acquired	Property	Location	Number Of Units	Acquisition Price (in thousands)
01/04/01	Suerte	San Diego, CA	272	$ 37,500
02/08/01	Westside Villas VI	Los Angeles, CA	18	4,550
02/15/01	Riverview	Norwalk, CT	92	9,600
03/15/01	Grand Reserve at Eagle Valley	Woodbury, MN	394	54,250
03/22/01	Legends at Preston	Morrisville, NC	382	30,200
03/30/01	Mission Hills	Oceanside, CA	282	26,750
03/30/01	River Oaks	Oceanside, CA	280	26,250
05/18/01	Promenade at Aventura	Aventura, FL	296	43,000
08/13/01	Vacant Land	Westwood, MA	0	600
08/22/01	Shadetree	West Palm Beach, FL	76	1,948
08/22/01	Suntree	West Palm Beach, FL	67	1,944
09/26/01	Palladia	Hillsboro, OR	497	51,250
10/15/01	Vista Del Lago	Dallas, TX	296	23,650
11/08/01	Eastbridge	Dallas, TX	169	15,325
11/13/01	Talleyrand Crescent	Tarrytown, NY	300	61,000
			3,421	$ 387,817

On July 2, 2001, the Company acquired an additional ownership interest in 21 previously Unconsolidated Properties containing 3,896 units. Prior to July 2, 2001, the Company accounted for this portfolio as an investment in mortgage notes (see Note 8). As a result of this additional ownership acquisition, the Company acquired a controlling interest, and as such, now consolidates these properties for financial reporting purposes. The Company recorded additional investments in real estate totaling $258.9 million in connection with this transaction.

During the year ended December 31, 2000, the Company acquired 29 Properties and three parcels of land containing 5,952 units for a total purchase price of $743.4 million, and the acquisition of the

Grove portfolio. In addition, the Company paid $6.5 million to acquire interests in 25 Properties containing 3,820 units, which previously were accounted for under the equity method of accounting and subsequent to these purchases were consolidated. Accordingly, the Company recorded an additional $90.7 million in investments in real estate.

6. REAL ESTATE DISPOSITIONS

During the year ended December 31, 2001, the Company disposed of the forty-seven properties and two vacant parcels of land listed below to unaffiliated parties. When combined with gains from the joint venture and unconsolidated property sales discussed below, the Company recognized a net gain of approximately $149.3 million on these sales.

Date Disposed	Property	Location	Number Of Units	Disposition Price (in thousands)
01/17/01	Meadowood II	Indianapolis, IN	74	$ 1,300
01/31/01	Concorde Bridge	Overland Park, KS	248	15,600
02/01/01	Springs of Country Woods	Salt Lake City, UT	590	31,000
02/22/01	Riverview Estates	Napoleon, OH	90	1,750
02/26/01	Chelsea Court	Sandusky, OH	62	1,600
02/27/01	Concord Square	Lawrenceburg, IN	48	1,200
02/28/01	Canyon Creek	Tucson, AZ	242	9,220
03/06/01	Gentian Oaks	Columbus, GA	62	1,620
03/06/01	Holly Park	Columbus, GA	66	1,730
03/06/01	Stratford Lane I	Columbus, GA	67	1,750
03/07/01	Estate on Quarry Lake	Austin, TX	302	25,232
03/08/01	Meadowood	Crawfordsville, IN	64	1,300
03/14/01	Mill Run	Statesboro, GA	88	2,350
03/15/01	Laurel Court	Fremont, OH	69	1,450
03/15/01	Regency Woods	West Des Moines, IA	200	9,350
03/22/01	Vacant Land	Richmond, VA	0	11,200
04/16/01	Rosewood	Tampa, FL	66	1,650
04/25/01	Parkcrest	Southfield, MI	210	12,950
04/27/01	Westwood	Newark, OH	14	222
04/30/01	Desert Park	Las Vegas, NV	368	9,900
05/15/01	Carleton Court	Erie, PA	60	1,461
05/16/01	River Oak	Louisville, KY	268	14,650
06/07/01	Willowood	Milledgeville, GA	61	1,550
06/14/01	Quail Cove	Salt Lake City, UT	420	20,000
06/15/01	Beckford Place	Wapakoneta, OH	40	830
06/27/01	The Birches	Lima, OH	58	1,120
06/28/01	Pelican Pointe I and II	Jacksonville, FL	160	4,150
06/28/01	Vacant Land	Jacksonville, FL	0	217
06/28/01	Camden Way I and II	Kingsland, GA	118	2,000
07/11/01	Plantation	Houston, TX	232	12,875
07/12/01	Wood Crest Villas	Westland, MI	458	20,450
07/17/01	Hampshire Court	Bluffton, IN	45	1,064
07/17/01	Meadowood	Logansport, IN	42	993
07/17/01	Westwood	Rochester, IN	42	993
07/19/01	Vista Pointe	Irving, TX	231	17,200
07/31/01	Cedarwood	Sabina, OH	31	385
08/09/01	Olentangy Commons	Columbus, OH	827	53,000
08/31/01	Greenglen II	Lima, OH	54	1,095
09/28/01	Glenview	Huntsville, AL	90	1,687
10/11/01	Apple Run II	Columbus, OH	50	1,000
10/16/01	Camellia Court	WA Court House, OH	40	675
10/26/01	Applegate	Chillicothe, OH	41	639
11/01/01	Chaparral	Largo, FL	444	19,500
11/08/01	Bay Club	Phoenix, AZ	420	17,300
11/28/01	Foxchase	Grand Prairie, TX	260	11,400
11/30/01	Walker Place	Dallas, TX	67	1,346
12/10/01	Falls	Tampa, FL	240	8,300
12/11/01	7979 Westheimer	Houston, TX	459	21,750
12/27/01	Park Knoll	Marietta, GA	484	36,200
			8,672	$ 416,204

On February 23, 2001, the Company entered into a joint venture with an unaffiliated joint venture partner ("JVP"). At closing, the Company sold and/or contributed eleven wholly owned properties containing 3,011 units valued at $202.5 million to the joint venture encumbered with $20.2 million in mortgage loans obtained on February 16, 2001. An additional $123.6 million of mortgage loans was obtained by the joint venture. The JVP contributed cash in an amount equal to 75% of the equity in the joint venture, which was then distributed to the Company. *The Company retained a 25% interest in the joint venture along with the right to manage the properties. In accordance with the respective joint venture organization documents,* the Company and the JVP both shall have the right, but not the obligation, to infuse additional cash into the joint venture. There are no other agreements that require the Company or the JVP to infuse cash into the joint venture. In addition, the Company and the JVP have not guaranteed the mortgage indebtedness of the joint venture. As a result, the Company recognized 75% of the gain on the sales and/or contributions of property to the joint venture, which totaled approximately $36.2 million. The Company has classified its *initial $3.4 million 25% interest in the joint venture* (at carryover basis) *as investments in unconsolidated entities and accounted for it under the equity method of accounting.*

During 2001, the Company sold its entire interest in two Unconsolidated Properties containing 135 units for approximately $0.7 million.

During the year ended December 31, 2000, the Company sold fifty properties containing 12,436 units to unaffiliated parties for a total sales price of $626.7 million. Including the joint venture sales discussed below, the Company recognized a net gain of approximately *$198.4 million.*

During 2000, the Company entered into three separate joint ventures with an unaffiliated JVP. At closing, the Company sold and/or contributed thirty-four wholly owned properties containing 7,835 units valued at $473.4 million to the joint ventures encumbered with $341.0 million in mortgage loans. The JVP contributed cash in an amount equal to 75% of the equity in the joint ventures, which was then distributed to the Company. The Company retained a 25% interest in the joint venture along with the right to manage the properties. In accordance with the respective joint venture *organization documents, the Company and the JVP both shall have the right, but not the obligation, to infuse additional cash into* each joint venture. There are no other agreements that require the Company or the JVP to infuse cash into each joint venture. In addition, the Company and the JVP have not guaranteed the mortgage indebtedness of each joint venture. As a result, the Company recognized 75% of the gain on the sales and/or contributions of property to the joint ventures, which totaled approximately $70.2 million. The Company has classified its initial $10.7 million 25% interest in the joint ventures (at carryover basis) as investments in unconsolidated entities and accounted for them under the equity *method of accounting.*

During 2000, the Company also sold its entire interest in three Unconsolidated Properties containing 377 units for approximately $4.6 million.

7. COMMITMENTS TO ACQUIRE/DISPOSE OF REAL ESTATE

As of December 31, 2001, the Company has not entered into any separate agreements to acquire additional multifamily properties.

As of December 31, 2001, in addition to the Properties that were subsequently disposed of as discussed in Note 22, the Company entered into separate agreements to dispose of twenty-eight multifamily properties containing 5,685 units to unaffiliated parties. The Company expects a combined disposition price of approximately $317.2 million.

The closings of these pending transactions are subject to certain contingencies and conditions, therefore, there can be no assurance that these transactions will be consummated or that the final terms thereof will not differ in material respects from those summarized in the preceding paragraphs.

8. INVESTMENT IN MORTGAGE NOTES, NET

In 1995, the Company invested $89 million in various partnership interests and subordinated mortgages collateralized by 21 Properties consisting of 3,896 units. Prior to the consolidation of these Properties, the Company received $61.4 million in cash during 2001 as partial repayment of its investment in these mortgage notes.

On July 2, 2001, the Company acquired an additional ownership interest in the 21 entities that own the Unconsolidated Properties. As a result of this additional ownership interest, the Company now has a controlling interest, and as such, consolidates these properties for financial reporting purposes.

The unamortized balance of the discount on the notes at December 31, 2001 and 2000 was zero and $3.6 million, respectively. During 2001 and 2000, the Company amortized $2.3 million and $1.2 million, respectively. This discount was being amortized utilizing the effective yield method based on the expected life of the investment.

The fair value of the mortgage notes as of December 31, 2001 and 2000 was estimated to be approximately zero and $80.8 million, respectively, compared to the Company's carrying value of zero and $77.2 million, respectively.

9. INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company has entered into various joint venture agreements with third party companies. The following table summarizes the Company's investments in unconsolidated entities as of December 31, 2001 (amounts in thousands except for project and unit amounts):

	Institutional Joint Ventures	Stabilized Development Joint Ventures (1)	Development Joint Ventures	Lexford/ Other	Totals
Total projects	45	9	18 (2)	27	99
Total units	10,846	2,667	5,846 (2)	3,348	22,707
EQR's percentage ownership of mortgage notes payable	25.0%	80.2%	100.0%	15.6%	
EQR's share of mortgage notes payable (4)	$ 121,200	$ 150,123	$ 269,109 (3)	$ 10,542	$ 550,974

(1) The Company determines a project to be stabilized once it has maintained an average physical occupancy of 90% or more for a three-month period.

(2) Includes four projects consisting of 1,311 units, which are completed and not yet stabilized, but are included in the Company's property/unit counts at December 31, 2001. The remaining 14 properties containing 4,535 units are not included in the Company's property/unit counts at December 31, 2001.

(3) Represents the amount funded and outstanding as of December 31, 2001. A total of $718,745 is available for funding under these construction loans.

(4) EQR has funded $57.5 million as additional collateral for certain of these loans (see Note 10). All remaining debt is non-recourse to EQR.

Investments in unconsolidated entities includes the Unconsolidated Properties as well as various uncompleted development joint venture properties. The Company does not consolidate these entities, as it does not have the ability to exercise unilateral control over the major decisions (such as sale and/or financing/refinancing) regarding these entities. The Company's legal ownership interests in these entities range from 1.5% to 57.0% at December 31, 2001.

These investments are accounted for utilizing the equity method of accounting. Under the equity method of accounting, the net equity investment of the Company is reflected on the consolidated balance sheets and after the project is completed, the consolidated statements of operations include the Company's share of net income or loss from the unconsolidated entity. Prior to the project being completed, the Company capitalized interest on its equity contribution in accordance with the provisions of SFAS No. 58, *Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method*. During the years ended December 31, 2001, 2000 and 1999, the Company capitalized $19.9 million, $16.2 million, and $6.6 million, respectively, in interest cost related to its unconsolidated joint venture development projects (which reduced interest expense incurred in the consolidated statements of operations).

The Company generally contributes between 25% and 30% of the construction cost of the development joint venture projects, with the remaining cost financed through third-party construction mortgages.

10. DEPOSITS - RESTRICTED

As of December 31, 2001, deposits-restricted totaled $218.6 million and primarily included the following:

- deposits in the amount of $57.5 million held in third party escrow accounts to provide collateral for third party construction financing in connection with unconsolidated development joint venture agreements;
- approximately $86.5 million in tax-deferred (1031) exchange proceeds; and
- approximately $74.6 million for tenant security, utility, and other deposits.

As of December 31, 2000, deposits-restricted totaled $231.6 million and primarily included the following:

- deposits in the amount of $39.5 million held in third party escrow accounts to provide collateral for third party construction financing in connection with unconsolidated development joint venture agreements;
- approximately $127.8 million in tax-deferred (1031) exchange proceeds; and
- approximately $64.3 million for tenant security, utility, and other deposits.

11. MORTGAGE NOTES PAYABLE

As of December 31, 2001, the Company had outstanding mortgage indebtedness of approximately $3.3 billion.

During the year ended December 31, 2001, the Company:

- repaid $364.2 million of mortgages due at or prior to maturity and/or at the disposition date of the respective Property;
- assumed $91.6 million of mortgage debt on certain properties in connection with their acquisitions;
- disposed of $30.4 million of mortgage debt assumed by the purchaser in connection with the disposition of certain properties;
- obtained $26.0 million of new mortgage debt on previously unencumbered properties;
- obtained $301.5 million of new mortgage debt on previously Unconsolidated Properties; and
- received $65.6 million in construction loan draw proceeds on certain properties.

As of December 31, 2001, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through October 1, 2033. The interest rate range on the Company's mortgage debt was 1.50% to 12.465% at December 31, 2001. During the year ended December 31, 2001, the weighted average interest rate on the Company's mortgage debt was 6.54%.

Aggregate payments of principal on mortgage notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2002	$ 233,993
2003	111,576
2004	176,971
2005	216,365
2006	236,183
Thereafter	2,310,736
Net Unamortized Premiums/Discounts	990
Total	$ 3,286,814

As of December 31, 2000, the Company had outstanding mortgage indebtedness of approximately $3.2 billion.

During the year ended December 31, 2000, the Company:

- recorded $65.1 million of mortgage debt in connection with the consolidation of the Guilford portfolio on January 1, 2000;
- repaid $171.8 million of mortgage debt on eighty-three Properties;
- obtained $148.3 million of new mortgage debt on eleven previously unencumbered properties;
- settled on a $100 million forward starting swap and received approximately $7.1 million. This amount is being amortized over the life of the financing for the eleven previously unencumbered Properties that occurred on March 20, 2000;

- assumed $87.4 million of mortgage debt on nine properties in connection with their acquisitions;
- obtained $88.3 million in construction loan commitments on two properties, of which $29.1 million is currently outstanding;
- recorded $15.0 million of mortgage debt in connection with the consolidation of the CNL Portfolio and Springtree Apartments;
- recorded $1.4 million of mortgage debt in connection with the Globe acquisition;
- recorded $203.4 million of mortgage debt in connection with the Grove acquisition;
- disposed of five properties, in which $4.8 million of mortgage debt was assumed by the purchasers; and
- refinanced $208.8 million of debt on 16 existing properties.

As of December 31, 2000, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through October 1, 2033. The interest rate range on the Company's mortgage debt was 3.95% to 12.465% at December 31, 2000. During the year ended December 31, 2000, the weighted average interest rate on the Company's mortgage debt was 6.89%.

12. NOTES

The following tables summarize the Company's unsecured note balances and certain interest rate and maturity date information as of and for the years ended December 31, 2001 and 2000, respectively:

December 31, 2001 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public Notes	$ 2,033,276	5.0% – 9.375%	6.96%	2002 – 2026
Floating Rate Public Note	99,888	(1)	5.15%	2003
Fixed Rate Tax-Exempt Bonds	127,780	4.75% – 5.20%	5.07%	2024 – 2029
Totals	$ 2,260,944			

December 31, 2000 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public Notes	$ 1,892,481	5.0% – 9.375%	6.93%	2001 – 2026
Floating Rate Public Note	99,818	(1)	7.28%	2003
Fixed Rate Tax-Exempt Bonds	127,780	4.75% – 5.20%	5.07%	2024 – 2029
Totals	$ 2,120,079			

(1) The interest rate on this note was LIBOR (reset quarterly) plus a spread equal to 0.63% and 0.65% at December 31, 2001 and December 31, 2000, respectively.

As of December 31, 2001, the Company had outstanding unsecured notes of approximately $2.3 billion net of a $3.8 million discount and including a $2.9 million premium.

As of December 31, 2000, the Company had outstanding unsecured notes of approximately $2.1 billion net of a $3.7 million discount and including a $5.0 million premium.

On August 25, 2000, the Operating Partnership filed with the SEC a Form S-3 Registration Statement to register $1.0 billion of debt securities. The SEC declared this registration statement effective on September 8, 2000. In addition, the Operating Partnership carried over $430 million related to the registration statement effective on February 27, 1998. As of December 31, 2001, $1.13 billion remained available for issuance under this registration statement.

During the year ended December 31, 2001, the Company and/or the Operating Partnership:

- issued $300.0 million of ten-year 6.95% fixed-rate public notes; and
- paid off at maturity fixed rate 6.55% public notes of $150.0 million.

During the year ended December 31, 2000, the Company and/or the Operating Partnership:

- assumed $39.5 million in unsecured notes;
- paid off at maturity fixed rate 7.25% public notes of $55.0 million;
- paid off at maturity fixed rate 6.15% public notes of $145.0 million; and
- paid off $8.0 million in fixed rate public notes.

Aggregate payments of principal on unsecured notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2002	$ 269,863
2003	194,286
2004	419,286
2005*	494,286
2006	204,286
Thereafter	679,810
Net Unamortized Premiums	2,905
Net Unamortized Discounts	(3,778)
Total	$ 2,260,944

*Includes $300 million with a final maturity of 2015 that is putable/callable in 2005.

13. LINES OF CREDIT

The Company has a revolving credit facility to provide the Operating Partnership with potential borrowings of up to $700.0 million. This line of credit matures in August 2002. Advances under the credit facility bear interest at variable rates based upon LIBOR at various interest periods, plus a spread dependent upon the Company's credit rating. As of February 5, 2002, $320.0 million was outstanding under this facility at a weighted average interest rate of 2.43%.

As of December 31, 2001 and 2000, $195.0 million and $355.5 million, respectively, was outstanding and $59.0 million and $53.5 million, respectively, was restricted (not available to be drawn) on the lines of credit. During the years ended December 31, 2001 and 2000, the weighted average interest rate was 5.03% and 7.52%, respectively.

In connection with the Globe acquisition, the Company assumed a revolving credit facility with potential borrowings of up to $55.0 million. On May 31, 2001, this credit facility was terminated.

In connection with the Grove acquisition, the Company assumed a line of credit that had an outstanding balance of approximately $38.0 million. On October 31, 2000, the Company repaid this outstanding balance and terminated this facility.

14. CALCULATION OF NET INCOME PER WEIGHTED AVERAGE COMMON SHARE

The following tables set forth the computation of net income per share – basic and net income per share – diluted:

Year Ended December 31,	2001	2000	1999
(Amounts in thousands except per share amounts)			
Numerator:			
Income before allocation to Minority Interests, income from investments in unconsolidated entities, net gain on sales of real estate, extraordinary items, cumulative effect of change in accounting principle and preferred distributions	$ 356,424	$ 395,937	$ 326,483
Allocation to Minority Interests:			
Operating Partnership	(32,829)	(41,761)	(29,536)
Partially Owned Properties	(2,249)	132	–
Income from investments in unconsolidated entities	3,772	2,309	3,850
Preferred distributions	(106,119)	(111,941)	(113,196)
Income before net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle	218,999	244,676	187,601
Net gain on sales of real estate	149,293	198,426	93,535
Extraordinary items	444	(5,592)	(451)
Cumulative effect of change in accounting principle	(1,270)	–	–
Numerator for net income per share – basic	367,466	437,510	280,685
Effect of dilutive securities:			
Allocation to Minority Interests – Operating Partnership	32,829	41,761	29,536
Distributions on convertible preferred shares/units	445	7,385	–
Numerator for net income per share – diluted	$ 400,740	$ 486,656	$ 310,221
Denominator:			
Denominator for net income per share – basic	267,349	259,015	244,350
Effect of dilutive securities:			
OP Units	24,013	24,906	25,652
Convertible preferred shares/units	339	4,763	–
Share options/restricted shares	3,851	2,582	1,308
Denominator for net income per share – diluted	295,552	291,266	271,310
Net income per share – basic	$ 1.37	$ 1.69	$ 1.15
Net income per share – diluted	$ 1.36	$ 1.67	$ 1.14

Year Ended December 31,	2001	2000	1999
(Amounts in thousands except per share amounts)			
Net income per share – basic:			
Income before net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle per share – basic	$ 0.86	$ 1.01	$ 0.80
Net gain on sales of real estate	0.51	0.70	0.35
Extraordinary items	–	(0.02)	–
Cumulative effect of change in accounting principle	–	–	–
Net income per share – basic	$ 1.37	$ 1.69	$ 1.15
Net income per share – diluted:			
Income before net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle per share – diluted	$ 0.85	$ 1.01	$ 0.80
Net gain on sales of real estate	0.51	0.68	0.34
Extraordinary items	–	(0.02)	–
Cumulative effect of change in accounting principle	–	–	–
Net income per share – diluted	$ 1.36	$ 1.67	$ 1.14

Convertible preferred shares/units that could be converted into 15,122,162, 13,138,716 and 24,046,102 weighted average Common Shares for the years ended December 31, 2001, 2000 and 1999, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effects would be anti-dilutive.

On October 11, 2001, the Company effected a two-for-one split of its Common Shares to shareholders of record as of September 21, 2001. All per share data and numbers of Common Shares have been retroactively adjusted to reflect the Common Share split.

For additional disclosures regarding the employee share options and restricted shares, see Note 15.

15. SHARE OPTION AND SHARE AWARD PLAN

Pursuant to the Company's Fifth Amended and Restated 1993 Share Option and Share Award Plan (the "Fifth Amended Option and Award Plan"), officers, directors, key employees and consultants of the Company may be offered the opportunity to acquire Common Shares through the grant of share options ("Options") including non-qualified share options ("NQSOs"), incentive share options ("ISOs") and share appreciation rights ("SARs") or may be granted restricted or non-restricted shares. Additionally, under the Fifth Amended Option and Award Plan, officers and key employees of the Company may be awarded Common Shares, subject to conditions and restrictions as described in the Fifth Amended Option and Award Plan. Finally, certain executive officers of the Company are subject to the Company's performance based restricted share grant agreement. Options and SARs are sometimes referred to herein as "Awards".

The Company has reserved 25,000,000 Common Shares for issuance under the Fifth Amended Option and Award Plan. The Options generally are granted at the fair market value of the Company's Common Shares at the date of grant, vest over a three year period, are exercisable upon vesting and expire ten years from the date of grant. The exercise price for all Options under the Fifth Amended Option and Award Plan shall not be less than the fair market value of the underlying Common Shares at the time the Option is granted. The Fifth Amended Option and Award Plan will terminate at such time as no further Common Shares are available for issuance upon the exercise of Options and all outstanding Options have expired or been exercised. The Board of Trustees may at any time amend or terminate the Fifth Amended Option and Award Plan, but termination will not affect Awards previously granted. Any Options, which had vested prior to such a termination, would remain exercisable by the holder thereof.

As to the Options that have been granted through December 31, 2001, generally, one-third are exercisable one year after the initial grant, one-third are exercisable two years following the date such Options were granted and the remaining one-third are exercisable three years following the date such Options were granted.

As to the restricted shares that have been awarded through December 31, 2001, these shares generally vest three years from the award date. During the three-year period of restriction, the employee receives quarterly dividend payments on their shares. If employment is terminated prior to the lapsing of the restriction, the shares are canceled. During the years ended December 31, 2001 and 2000, the Company issued 470,028 and 520,962 restricted shares. The performance-based awards generally vest over a five-year period.

The Company has elected to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), in the computation of compensation expense. Under APB No. 25's intrinsic value method, compensation expense is determined by computing the excess of the market price of the shares over the exercise price on the measurement date. For the Company's share options, the intrinsic value on the measurement date (or grant date) is zero, and no compensation expense is recognized. For the Company's restricted shares, the Company determines the intrinsic value on the measurement date and accordingly recognizes a compensation expense for such shares. SFAS No. 123, *Accounting for Stock-Based Compensation* ("Statement No. 123"), requires the Company to disclose pro forma net income and income per share as if a fair value based accounting method had been used in the computation of compensation expense. The fair value of the options computed under Statement No. 123 would be recognized over the vesting period of the options. The fair value for the Company's options was estimated at the time the options were granted using the Black Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.43%, 6.22% and 5.84%; dividend yields of 6.17%, 6.83% and 6.89%; volatility factors of the expected market price of the Company's Common Shares of 0.204, 0.207 and 0.209; and a weighted-average expected life of the options of seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its Options.

For purposes of pro forma disclosures, the estimated fair value of the Options is amortized to expense over the Options' vesting period. The following is the pro forma information for the three years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Pro forma net income available to Common Shares	$ 361,337	$ 429,350	$ 271,114
Pro forma net income per weighted average Common Share outstanding – basic	$ 1.35	$ 1.66	$ 1.11

The table below summarizes the Option activity of the Fifth Amended Option and Award Plan and options assumed in connection with Mergers (the "Merger Options") for the three years ended December 31, 2001, 2000 and 1999:

	Common Shares Subject to Options or Awards	Weighted Average Exercise Price Per Common Share
Balance at December 31, 1998	12,527,829	$ 20.25
Options granted	2,980,156	$ 20.34
Merger Options (assumed)	78,240	$ 19.47
Options exercised	(1,151,730)	$ 14.44
Merger Options exercised	(874,654)	$ 19.10
Options canceled	(785,255)	$ 22.90
Merger Options canceled	(286,738)	$ 20.71
Balance at December 31, 1999	12,487,848	$ 20.70
Options granted	2,172,582	$ 21.22
Options exercised	(1,164,624)	$ 17.48
Merger Options exercised	(205,562)	$ 17.67
Options canceled	(587,767)	$ 21.28
Merger Options canceled	(27,648)	$ 18.79
Balance at December 31, 2000	12,674,829	$ 21.11
Options granted	2,844,838	$ 26.48
Options exercised	(3,125,870)	$ 20.31
Merger Options exercised	(57,660)	$ 15.26
Options canceled	(167,916)	$ 22.55
Merger Options canceled	(1,622)	$ 20.17
Balance at December 31, 2001	12,166,599	$ 22.59

As of December 31, 2001, 2000 and 1999, 7,295,314 shares (with a weighted average exercise price of $21.62), 7,897,038 shares (with a weighted average exercise price of $20.76) and 6,313,751 shares (with a weighted average exercise price of $19.18) were exercisable, respectively. Exercise prices for Options outstanding as of December 31, 2001 ranged from $13.00 to $27.60 for the Fifth Amended Option and Award Plan and $2.76 to $24.84 for the Merger Options.

16. EMPLOYEE PLANS

The Company has established an Employee Share Purchase Plan whereby trustees and employees of the Company may annually acquire up to $100,000 of Common Shares of the Company. The aggregate number of Common Shares available under the Employee Share Purchase Plan shall not exceed 2,000,000, subject to adjustment by the Board of Trustees. The Common Shares may be purchased quarterly at a price equal to 85% of the lesser of: (a) the closing price for a share on the last day of such quarter; and (b) the greater of: (i) the closing price for a share on the first day of such quarter, and (ii) the average closing price for a share for all the business days in the quarter. During 2001, the Company issued 310,261 Common Shares at net prices that ranged from $21.76 per share to $23.69 per share and raised approximately $6.9 million in connection therewith. During 2000, the Company issued 299,580 Common Shares at net prices that ranged from $17.06 per share to $20.51 per share and raised approximately $5.4 million in connection therewith. During 1999, the Company issued 295,770 Common Shares at net prices that ranged from $17.19 per share to $18.36 per share and raised approximately $5.2 million in connection therewith.

The Company has established a defined contribution plan (the "401(k) Plan") that provides retirement benefits for employees that meet minimum employment criteria. The Company contributes 100% of the first 4% of eligible compensation that a participant contributes to the 401(k) Plan. Participants are vested in the Company's contributions over five years. The Company made contributions in the amount of $2.3 million and $2.3 million for the years ended December 31, 1999 and 2000, respectively, and expects to make contributions in the amount of approximately $3.4 million for the year ended December 31, 2001.

17. DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

On November 3, 1997, the Company filed with the SEC a Form S-3 Registration Statement to register 14,000,000 Common Shares pursuant to a Distribution Reinvestment and Share Purchase Plan (the "DRIP Plan"). The registration statement was declared effective on November 25, 1997.

The DRIP Plan of the Company provides holders of record and beneficial owners of Common Shares, Preferred Shares, and limited partnership interests in the Operating Partnership with a simple and convenient method of investing cash distributions in additional Common Shares (which is referred to herein as the "Dividend Reinvestment – DRIP Plan"). Common Shares may also be purchased on a monthly basis with optional cash payments made by participants in the DRIP Plan and interested new investors, not currently shareholders of the Company, at the market price of the Common Shares less a discount ranging between 0% and 5%, as determined in accordance with the DRIP Plan (which is referred to herein as the "Share Purchase – DRIP Plan").

18. TRANSACTIONS WITH RELATED PARTIES

Certain officers of the Company purchased Common Shares in prior years which were financed with loans made by the Company at various rates ranging from 6.15% to 7.93% per annum and at one month LIBOR plus 2.0% per annum. Scheduled maturities are at various dates through 2005. The amounts outstanding at December 31, 2001 and 2000 are $4.0 million and $4.3 million, respectively.

The Company also entered into executive compensation, deferred compensation and share distribution agreements with certain officers of the Company that resulted in the Company recognizing compensation expense of $3.7 million, $0.9 million and $1.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In connection with certain Mergers, the Company agreed to make consulting payments to certain individuals who had been employees of the companies acquired and who became trustees of the Company subsequent to the applicable merger dates. During the years ended December 31, 2001, 2000 and 1999, the Company made payments pursuant to these agreements of $400,000, $400,000 and $625,000, respectively. The remaining future payments to be made under these agreements as of December 31, 2001 are approximately $167,000.

The Company occupies office space at various office buildings that are owned and/or managed by Equity Office Properties Trust, a company of which EQR's chairman of the board is also chairman of the board. Amounts incurred for such office space for the years ended December 31, 2001, 2000 and 1999, respectively, were $1,935,013, $1,781,069 and $1,466,569.

Artery Property Management, Inc., a real estate property management company ("APMI") in which a trustee of the Company is a two-thirds owner and chairman of the board of directors, provided the Company consulting services with regard to property acquisitions and additional business opportunities. In connection with the acquisition of certain Properties from this trustee and his affiliates during 1995, the Company made a loan to this trustee and APMI of $15,212,000 evidenced by two notes and secured by 931,090 OP Units. At December 31, 2000, no amounts were outstanding under these notes and all OP Units were released from their pledges.

During 1999, the Company acquired eight Properties and the related management agreements from affiliates of the aforementioned trustee for an aggregate purchase price of approximately $110.2 million, including the assumption of approximately $44.3 million of mortgage indebtedness. The purchase price also included the issuance of 28,795 Series A Junior Convertible Preference Units in the Operating Partnership, which have a liquidation value of $100 per unit and are exchangeable for OP Units under certain circumstances. On June 29, 1999, this trustee received 8,462 of these units with a liquidation value of approximately $0.8 million.

The Company paid legal fees to a law firm of which one of the Company's trustees is a partner, in the amounts of $1.7 million, $3.6 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition, the Company has provided acquisition, asset and property management services to certain related entities for properties not owned by the Company. Fees received for providing such services were approximately $0.8 million, $1.7 million and $2.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

19. COMMITMENTS AND CONTINGENCIES

The Company, as an owner of real estate, is subject to various environmental laws of Federal and local governments. Compliance by the Company with existing laws has not had a material adverse effect on the Company's financial condition and results of operations. However, the Company cannot predict the impact of new or changed laws or regulations on its current Properties or on properties that it may acquire in the future.

The Company does not believe there is any litigation threatened against the Company other than routine litigation arising out of the ordinary course of business, some of which is expected to be covered by liability insurance, none of which is expected to have a material adverse effect on the consolidated financial statements of the Company.

In regards to the funding of Properties in the development and/or earnout stage and the joint venture agreements with multifamily residential real estate developers, the Company funded a net total of $174.6 million during the year ended December 31, 2001. The Company expects to fund approximately $33.5 million in connection with these Properties beyond 2001. In connection with one joint venture agreement, the Company has an obligation to fund up to an additional $6.5 million to guarantee third party construction financing. As of December 31, 2001, the Company has 22 projects under development with estimated completion dates ranging from March 31, 2002 through December 31, 2003.

For one joint venture agreement, the Company's joint venture partner has the right, at any time following completion of a project, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, it must agree to a sale of the project to an unrelated third party at such value. The Company's joint venture partner must exercise this right as to all projects within five years after the receipt of the final certificate of occupancy on the last developed property.

For the second joint venture agreement, the Company's joint venture partner has the right, at any time following completion of a project, to require the Company to purchase the joint venture partners' interest in that project at a mutually agreeable price. If the Company and the joint venture partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and the joint venture partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize the joint venture partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, any projects remaining unsold must be purchased by the Company at the agreed-upon price.

In connection with the Wellsford Merger, the Company provided a credit enhancement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project. As of December 31, 2001, this enhancement was still in effect at a commitment amount of $12.7 million.

During the years ended December 31, 2001, 2000 and 1999, total lease payments incurred, including a portion of real estate taxes, insurance, repairs and utilities, aggregated $4,929,018, $4,074,672 and $3,271,513 respectively.

The minimum basic aggregate rental commitment under the Company's leases in years following December 31, 2001 is as follows:

Year	Amount
2002	$ 7,674,793
2003	6,905,471
2004	5,060,667
2005	3,839,367
2006	2,498,409
Thereafter	8,776,436
Total	$ 34,755,143

20. ASSET IMPAIRMENT

For the year ended December 31, 2001, the Company recorded $60.0 million of asset impairment charges related to its Globe furniture rental business. These charges were the result of a review of the existing intangible and tangible assets reflected on the consolidated balance sheet as of September 30, 2001. The impairment loss is reflected on the statement of operations in total expenses and includes the write-down of the following assets: a) goodwill of approximately $26.0 million; b) rental furniture, net of approximately $28.6 million; c) property and equipment, net of approximately $4.5 million; and d) other assets of approximately $0.9 million.

For the years ended December 31, 2001 and 2000 the Company recorded approximately $11.8 million and $1.0 million, respectively, of asset impairment charges related to its technology investments. These charges were the result of review of the existing investments reflected on the consolidated balance sheet. The Company reviewed the current relative value of each investment based on existing economic conditions and current events. These impairment losses are reflected on the statement of operations in total expenses and include the write-down of assets classified as other assets and investments in unconsolidated entities.

21. REPORTABLE SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Senior management decides how resources are allocated and assesses performance on a monthly basis.

The Company's primary business is owning, managing, and operating multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents. Senior management evaluates the performance of each of our apartment communities on an individual basis, however, each of our apartment communities has similar economic characteristics, residents, and products and services so they have been aggregated into one reportable segment. The Company's rental real estate segment comprises approximately 95.6%, 96.3% and 98.2% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's rental real estate segment comprises approximately 99.8% and 98.7% of total assets at December 31, 2001 and 2000, respectively.

The primary financial measure for the Company's rental real estate segment is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying statements of operations). Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. NOI from our rental real estate totaled approximately $1.3 billion, $1.2 billion and $1.1 billion for the years ended December 31, 2001, 2000 and 1999, respectively.

During the acquisition, development and/or disposition of real estate, the NOI return on total capitalized costs is the primary measure of financial performance (capitalization rate) the Company considers.

The Company's fee and asset management activity and furniture rental/sales activities are immaterial and do not meet the threshold requirements of a reportable segment as provided for in SFAS No. 131.

22. SUBSEQUENT EVENTS

Subsequent to December 31, 2001 and through February 5, 2002, the Company:

- disposed of four Properties consisting of 466 units for approximately $15.5 million;
- disposed of its furniture rental business for approximately $30.0 million;
- repaid $1.9 million of mortgage debt at/or prior to maturity on two Properties; and
- repaid $100.0 million of 9.375% fixed rate public notes at maturity.

23. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All per share and weighted average Common Shares outstanding amounts have been restated as a result of the Company's two-for-one split of its Common Shares. Amounts are in thousands, except for per share amounts.

2001	First Quarter 3/31	Second Quarter 6/30	Third Quarter 9/30	Fourth Quarter 12/31
Total revenues**	$ 538,251	$ 544,861	$ 552,961	$ 538,342
Income before extraordinary items and cumulative effect of change in accounting principle	$ 136,239	$ 103,136	$ 93,979	$ 141,057
Net income	$ 135,280	$ 102,931	$ 93,851	$ 141,523
Net income available to Common Shares	$ 106,754	$ 74,038	$ 69,511	$ 117,163
Net income per share – basic	$ 0.40	$ 0.28	$ 0.26	$ 0.43
Net income per share – diluted	$ 0.40	$ 0.27	$ 0.26	$ 0.43
Weighted average Common Shares Outstanding – basic	265,198	266,358	268,253	269,529

2000	First Quarter 3/31	Second Quarter 6/30	Third Quarter 9/30	Fourth Quarter 12/31
Total revenues**	$ 481,853	$ 488,806	$ 532,394	$ 529,596
Income before extraordinary items and cumulative effect of change in accounting principle*	$ 101,139	$ 152,659	$ 169,316	$ 131,929
Net income*	$ 101,139	$ 152,659	$ 169,316	$ 126,337
Net income available to Common Shares*	$ 72,751	$ 125,393	$ 141,373	$ 97,993
Net income per share – basic*	$ 0.28	$ 0.49	$ 0.54	$ 0.37
Net income per share – diluted*	$ 0.28	$ 0.48	$ 0.53	$ 0.37
Weighted average Common Shares Outstanding – basic	255,597	258,144	262,825	262,644

*For the quarter ended September 30, 2000, Income before extraordinary items and cumulative effect of change in accounting principle, Net income, Net income available to Common Shares, Net income per share – basic, and Net income per share – diluted have been adjusted to reflect the correction of the amounts previously reported on the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2000 related to the gain on disposition of properties, net. The amounts for Income before extraordinary items and cumulative effect of change in accounting principle, Net income, Net income available to Common Shares, Net income per share – basic, and Net income per share – diluted for the quarter ended September 30, 2000 have been reduced by $36,659, $36,659, $36,659, $0.135, and $0.135, respectively.

**Includes income from investments in unconsolidated entities.

To the Board of Trustees and Shareholders
Equity Residential Properties Trust

We have audited the accompanying consolidated balance sheets of Equity Residential Properties Trust (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential Properties Trust at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Ernst & Young LLP

Chicago, Illinois
February 5, 2002

BOARD OF TRUSTEES

Corporate Office
Equity Residential
Two North Riverside Plaza
Chicago, IL 60606
Phone: 312.474.1300
www.equityapartments.com

EXECUTIVE OFFICERS

Samuel Zell
Chairman of the Board of Trustees

Douglas Crocker II
President, Chief Executive Officer

Gerald A. Spector
Executive Vice President,
Chief Operating Officer

David J. Neithercut
Executive Vice President,
Chief Financial Officer

J. Donald Couvillion
Executive Vice President – Development

Leslie B. Fox
Executive Vice President,
Chief Information Officer

Alan W. George
Executive Vice President
Chief Investment Officer

Edward J. Geraghty
Executive Vice President,
President – Eastern Division

Michael J. McHugh
Executive Vice President,
Chief Accounting Officer, Treasurer

Gregory H. Smith
Executive Vice President,
President – Central Division

Bruce C. Strohm
Executive Vice President,
General Counsel and Secretary

Frederick C. Tuomi
Executive Vice President,
President – Western Division

AUDITORS

Ernst & Young LLP
Chicago, Illinois

TRANSFER AGENT

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of your new address or change of name. Write to them directly at the following address:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Or call, 1.800.733.5001
www.equiserve.com

FORM 10-K AVAILABILITY

Requests for Equity Residential Form 10-K filed with the Securities and Exchange Commission, and any other inquiries from individuals and institutional investors should be directed to:

Cynthia H. McHugh
Senior Vice President – Investor Relations
Equity Residential
Two North Riverside Plaza
Chicago, IL 60606
Phone: 1.888.879.6356
Email: InvestorRelations@eqrworld.com

The Commission also maintains a web site that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The web site address is: http://www.sec.gov

COMMON SHARE MARKET PRICES AND DIVIDENDS

Equity Residential's common shares are listed on the New York Stock Exchange (NYSE), ticker symbol EQR. The high and low sales prices for the past two years on the NYSE were as follows:

2001	High	Low	Close	Dividend Paid
First Quarter	$27.66	$24.80	$26.02	$.4075
Second Quarter	$28.75	$25.15	$28.28	$.4075
Third Quarter	$30.45	$27.46	$29.20	$.4325
Fourth Quarter	$29.70	$24.87	$28.71	$.4325

2000	High	Low	Close	Dividend Paid
First Quarter	$22.25	$19.34	$20.09	$.38
Second Quarter	$24.25	$20.00	$22.99	$.38
Third Quarter	$25.59	$23.38	$24.00	$.4075
Fourth Quarter	$28.63	$22.25	$27.66	$.4075

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the Plan prospectus and enrollment form, please call the Plan Administrator, EquiServe, at 1.800.337.5666.

SHAREHOLDERS

There were approximately 6,000 registered owners, along with an estimated 52,000 beneficial owners of Equity Residential common shares as of January 15, 2002. The number of outstanding common shares as of January 15, 2002 was 271,918,700.

EQUITY RESIDENTIAL

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

312.474.1300
www.equityapartments.com